Exhibit 2.3

CAPITAL POWER CORPORATION

Management’s Discussion and Analysis

This management’s discussion and analysis (MD&A), prepared as of February 20, 2015, should be read in conjunction with the audited consolidated financial statements of Capital Power Corporation and its subsidiaries for the years ended December 31, 2014 and December 31, 2013, the annual information form of Capital Power Corporation for the year ended December 31, 2014 and the cautionary statements regarding forward-looking information which begin on page 2. In this MD&A, any reference to the Company or Capital Power, except where otherwise noted or the context otherwise indicates, means Capital Power Corporation together with its subsidiaries.

In this MD&A, financial information for the years ended December 31, 2014, 2013 and 2012 is based on the audited consolidated financial statements of the Company which were prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are presented in Canadian dollars unless otherwise specified. In accordance with its terms of reference, the Audit Committee of the Company’s Board of Directors reviews the contents of the MD&A and recommends its approval by the Board of Directors. The Board of Directors approved this MD&A as of February 20, 2015.

Contents

Forward-looking Information	2
Overview of Business and Corporate Structure	3
Corporate Strategy	3
Performance Overview	4
Outlook and Targets for 2015	5
Non-GAAP Financial Measures	7
Financial Highlights	10
Significant Events	11
Plants and Portfolio Optimization Operations	12
Consolidated Net Income and Results of Operations	13
Comprehensive Income	19
Financial Position	20
Liquidity and Capital Resources	20
Contractual Obligations and Contingent Liabilities	24
Transactions with Related Parties	25
Risks and Risk Management	26
Environmental Matters	34
Use of Judgements and Estimates	35
Accounting Changes	37
Financial Instruments	38
Disclosure Controls and Procedures and Internal Control over Financial Reporting	40
Summary of Quarterly Results	41
Share and Partnership Unit Information	46
Additional Information	46

Capital Power Corporation Management’s Discussion and Analysis 2014	1

FORWARD-LOOKING INFORMATION

Forward-looking information or statements included in this MD&A are provided to inform the Company’s shareholders and potential investors about management’s assessment of Capital Power’s future plans and operations. This information may not be appropriate for other purposes. The forward-looking information in this MD&A is generally identified by words such as will, anticipate, believe, plan, intend, target, and expect or similar words that suggest future outcomes.

Material forward-looking information in this MD&A includes expectations regarding:

•	future revenues, expenses, earnings and funds from operations,
•	the future pricing of electricity and market fundamentals in existing and target markets,
•	the Company’s future cash requirements including interest and principal repayments, capital expenditures, dividends and distributions,
•	the Company’s sources of funding, adequacy and availability of committed bank credit facilities and future borrowings,
•	future growth and emerging opportunities in the Company’s target markets including the focus on certain technologies,
•	the timing of, funding of, and costs for existing, planned and potential development projects and acquisitions
•	plant availability and planned outages, and
•	capital expenditures for plant maintenance and other.

These statements are based on certain assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions, expected future developments, and other factors it believes are appropriate. The material factors and assumptions used to develop these forward-looking statements relate to:

•	electricity and other energy prices,
•	performance,
•	business prospects and opportunities including expected growth and capital projects,
•	status of and impact of policy, legislation and regulations,
•	effective tax rates, and
•	other matters discussed under the Performance Overview and Outlook and Targets for 2015 sections.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results and experience to differ materially from the Company’s expectations. Such material risks and uncertainties are:

•	changes in electricity prices in markets in which the Company operates,
•	changes in energy commodity market prices and use of derivatives,
•	regulatory and political environments including changes to environmental, financial reporting and tax legislation,
•	power plant availability and performance including maintenance of equipment,
•	ability to fund current and future capital and working capital needs,
•	acquisitions and developments including timing and costs of regulatory approvals and construction,
•	changes in market prices and availability of fuel, and
•	changes in general economic and competitive conditions.

See Risks and Risk Management for further discussion of these and other risks.

Readers are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Capital Power Corporation Management’s Discussion and Analysis 2014	2

OVERVIEW OF BUSINESS AND CORPORATE STRUCTURE

Capital Power is a growth-oriented North American power producer headquartered in Edmonton, Alberta. The Company develops, acquires, operates and optimizes power generation from a variety of energy sources. Capital Power owns more than 2,700 megawatts (MW) of power generation capacity at 15 facilities across North America and owns 371 MW of capacity through its interest in the acquired Sundance power purchase arrangement (acquired Sundance PPA). An additional 1,020 MW of owned generation capacity is under construction or in advanced stages of development in Alberta and Ontario.

The Company’s power generation operations and assets are owned by Capital Power L.P. (CPLP), a subsidiary of the Company. As at December 31, 2014, the Company held 21.750 million general partnership units and 62.112 million common limited partnership units of CPLP which represented approximately 82% of CPLP’s total partnership units. EPCOR (in this MD&A, EPCOR refers to EPCOR Utilities Inc. collectively with its subsidiaries) held 18.841 million exchangeable common limited partnership units of CPLP which represented approximately 18% of CPLP. CPLP’s exchangeable common limited partnership units are exchangeable for common shares of Capital Power Corporation on a one-for-one basis.

CORPORATE STRATEGY

Capital Power’s corporate strategy is based on its vision to be recognized as one of North America’s most respected, reliable and competitive power generators. The corporate strategy comprises business strategy that sets out how to become an increasingly competitive power producer and financial strategy that is designed to provide consistent access to low-cost capital. The Company is committed to a position that provides for future dividend growth, an investment-grade credit rating supported by contracted cash flows, and a prudent expansion strategy.

(a)	Geographic focus – Canada and the U.S. for contracted power generation and Alberta for merchant power generation.

(b)	Technology focus – large-scale fossil fuel fired technologies supplemented by renewable wind and solar facilities with a limited number of technologies and suppliers for each type of generation.

(c)	Financial strategy – supportive of the business strategy; intended to provide access to cost competitive capital throughout the business cycle. This is facilitated by maintaining an investment grade credit rating with a stable and growing dividend. This requires a moderate risk profile where price volatility from merchant facilities is balanced with long-term contracted assets and hedging of merchant power price risk through forward sales.

(d)	Operational excellence – safely manage operate and maintain its power generation facilities in a manner that optimizes efficiency, productivity and reliability, and minimizes costs while reducing environmental impact.

(e)	Disciplined growth – restricted to the geographic and technology focuses with specific financial hurdles and rigorous due diligence processes.

The Company continues to pursue growth in contracted power generation across North America as well as creating additional value in the Alberta market through power generation growth and portfolio trading strategies. During the year ended December 31, 2014, the Company continued construction, with ENMAX Corporation (ENMAX), of the Shepard Energy Centre, commenced construction of K2 Wind, executed agreements with ENMAX to jointly develop, construct and operate the Genesee 4 and 5 power project (Genesee 4 and 5) and acquired a portfolio of wind and solar development sites in the U.S. (see Significant Events).

The Company is assessing a number of additional projects in various stages of development and it continues to evaluate acquisition prospects to strengthen its existing portfolio. To help ensure that the Company’s growth strategy does not compromise its financial condition, it employs hurdle rates of return for acquisition and development project opportunities and evaluates them against the Company’s current strategic plan. As part of the Company’s growth strategy through developing and building new assets, the Company views power plant construction as a core competency.

Capital Power Corporation Management’s Discussion and Analysis 2014	3

PERFORMANCE OVERVIEW

The Company measures its performance in relation to its corporate strategy through financial and non-financial targets that are approved by the Board of Directors. The measurement categories include corporate measures and measures specific to certain groups within the Company. The corporate measures are company-wide and include funds from operations and safety. The group-specific measures include plant operating margin and other operations measures, committed capital, construction and maintenance capital on budget and on schedule, and plant site safety.

Operational excellence

Performance measure	2014 target	2014 actual results
Plant availability average [1]	95% or greater	95%
Capital expenditures for plant maintenance, Genesee mine extension and other (sustaining capital expenditures)	$85 million	$75 million
Plant operating and maintenance expenses	$165 million to $185 million	$185 million

[1]	All plants excluding acquired Sundance PPA.

In 2014, the Company’s plant availability averaged 95% which reflected the second quarter planned outage at Genesee 2 and several unplanned maintenance and forced outages of short-term duration. The most significant unplanned outage was at Genesee 1 which experienced a 10-day maintenance outage in the first quarter to perform valve repairs.

Capital expenditures for maintenance of the plants, Genesee mine extension and other for the year ended December 31, 2014 were less than target primarily due to lower spending on Genesee mine land purchases.

The plant operating and maintenance expenses target includes other raw materials and operating charges, staff costs and employee benefits expense and other administrative expenses for the Company’s plants. The actual results for 2014 were consistent with the target range.

Disciplined growth

Performance measure	2014 target	Status as at December 31, 2014
K2 Wind	Commence construction and complete project financing	Construction commenced and project financing completed first quarter 2014 (see Significant Events)
Shepard Energy Centre	Complete construction with commercial operation date in early 2015	On track with target
Genesee 4 and 5	Continue on track for first quarter 2015 permitting approval	Permitting completed ahead of schedule (see Significant Events)

The first fire of the Shepard Energy Centre occurred in September 2014 which was delayed by one month from the previously expected timing. Plant construction is expected to be on time for expected commercial operation to commence in March 2015. The Company’s expected capital costs for its share of the plant have increased to $826 million from its previous estimate of $821 million. The increased capital costs are primarily due to lower than expected commissioning revenues because of lower spot power prices and higher than expected capitalized interest because of the revised timing of completion.

Financial stability and strength

Performance measure	2014 target	2014 actual results
Funds from operations [1]	$360 million to $400 million	$362 million

[1]	Funds from operations is a non-GAAP measure. See Non-GAAP Financial Measures.

Actual funds from operations for the year ended December 31, 2014 reflected lower than expected cash flows from plant operations. This was largely due to an extended planned and other unplanned outages at the acquired Sundance PPA units, primarily in July 2014, when power prices for the month averaged $122 per megawatt-hour (MWh) and derates at Keephills 3 during the first half of 2014. In addition, results for the fourth quarter of 2014 were impacted by an unplanned outage at the Clover Bar Energy Centre, lower than expected wind generation from Halkirk and Quality Wind, and additional maintenance expenses. The actual results for the year ended December 31, 2014 include the $20 million arising from the amendment of the Genesee Coal Mine Agreements (see Significant Events) and the $8 million settlement of a claim with a turbine supplier. Capital expenditures for plant maintenance, Genesee mine extension and other (sustaining capital expenditures) were below target which partly offset the impact of the lower funds from operations.

Capital Power Corporation Management’s Discussion and Analysis 2014	4

OUTLOOK AND TARGETS FOR 2015

The following discussion should be read in conjunction with the Forward-looking Information section of this MD&A which identifies the material factors and assumptions used to develop forward-looking information and their material associated risk factors.

At its 2014 Investor Day held in December 2014, the Company provided financial guidance for 2015 funds from operations in the range of $365 million to $415 million. This was based on a forecasted 2015 Alberta spot power price average of $44 per MWh which was lower than market forward pricing at the time. Since then, Alberta power forward pricing for 2015 has declined to $35 per MWh. This is due to a combination of events including lower forward natural gas prices for 2015, expected lower economic growth in Alberta and its expected impact on Alberta power demand growth, and market reaction to low fourth quarter 2014 settled prices of $30 per MWh. Lower expected growth in the Alberta economy is largely the result of the significant decline in global oil prices.

While the Company anticipated lower power prices in 2015 and accordingly hedged almost all of its baseload position, the further price reduction is expected to have multiple impacts. It is expected to reduce availability incentive revenue from the Alberta contracted facilities, reduce dispatch and earnings from the Alberta commercial gas peaking facilities, and reduce earnings from the Halkirk wind facility. In addition, lower power prices are consistent with lower volatility in the Alberta market which reduces the opportunity to capture earnings from power trading activities.

Shepard Energy Centre and K2 Wind are both expected to commence commercial operations in 2015 and to have a positive impact on earnings and funds from operations. However, this impact will be partly offset by the lower forecast average Alberta power prices which are expected to result in lower realized prices on the economically unhedged portion of the portfolio. As a result, the Company now expects 2015 funds from operations to be at the lower end of its 2015 target range and moderately higher than 2014 funds from operations.

If 2015 Alberta power prices continue trending downward, this impact may be greater than expected and may be amplified by the supply and demand dynamics in the Alberta electricity market should demand decrease as a result of general economic conditions.

In 2015, Capital Power’s availability target of 94% reflects major scheduled maintenance outages for Genesee 1 and Keephills 3 compared with the 2014 major scheduled maintenance outages for Genesee 2, Genesee 3 and Joffre.

Portfolio position and contracted prices for 2014 (as at the beginning of the year) compared with 2015, 2016 and 2017 (all as at December 31, 2014) were:

Alberta commercial portfolio positions
and power prices	2014	2015	2016	2017
Percentage of baseload generation sold forward [1]	100%	97%	48%	22%
Contracted price [2]	Mid-$50 per MWh	Mid-$50 per MWh	Low-$50 per MWh	Mid-$50 per MWh

[1]	Based on the Alberta baseload plants and the acquired Sundance PPA plus a portion of Joffre and the uncontracted portion of Shepard Energy Centre baseload.

[2]	The forecast average contracted prices may differ significantly from the future average realized prices as the hedged and unhedged positions have a varying mix of differently priced blocks of power. This impact is accentuated in 2014 which includes one contract-for-differences for 300 MW for the full year that is sold forward for peak periods only.

The 2015 targets and forecasts are based on numerous assumptions including power and natural gas price forecasts. However, they do not include the effects of potential future acquisitions or development activities, or potential market and operational impacts relating to unplanned plant outages including outages at facilities of other market participants, and the related impacts on market power prices.

See Liquidity and Capital Resources for discussion of future cash requirements and expected sources of funding.

Capital Power Corporation Management’s Discussion and Analysis 2014	5

Performance measure targets for 2015

Performance measure	2015 target
Operational excellence
Plant availability average	94% or greater
Capital expenditures for plant maintenance, Genesee mine extension and other (sustaining capital expenditures)	$65 million
Plant operating and maintenance expenses	$180 million to $200 million
Disciplined growth
K2 Wind project	Complete construction for commercial operations date in
mid-2015
Genesee 4 and 5	Transition from development to construction.
Financial stability and strength
Funds from operations [1]	$365 million to $415 million

[1]	Funds from operations is a non-GAAP measure. See Non-GAAP Financial Measures.

As indicated above, actual average Alberta power prices for the early part of 2015 and as reforecast for the remaining part of 2015 are lower than originally expected and may adversely affect results including funds from operations. The Company expects funds from operations will be at the low end of the $365 million to $415 million target range.

Capital Power Corporation Management’s Discussion and Analysis 2014	6

NON-GAAP FINANCIAL MEASURES

The Company uses (i) earnings before finance expense, income tax expense, depreciation and amortization, impairments, foreign exchange gains or losses, and gains on disposals (adjusted EBITDA), (ii) funds from operations, (iii) normalized earnings attributable to common shareholders, and (iv) normalized earnings per share as financial performance measures.

These terms are not defined financial measures according to GAAP and do not have standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures used by other enterprises. These measures should not be considered alternatives to net income, net income attributable to shareholders of the Company, net cash flows from operating activities or other measures of financial performance calculated in accordance with GAAP. Rather, these measures are provided to complement GAAP measures in the analysis of the Company’s results of operations from management’s perspective.

Adjusted EBITDA

Capital Power uses adjusted EBITDA to measure the operating performance of plants and categories of plants from period to period. Management believes that a measure of plant operating performance is more meaningful if results not related to plant operations such as impairments, foreign exchange gains or losses and gains on disposals are excluded from the adjusted EBITDA measure.

A reconciliation of adjusted EBITDA to net income is as follows:

(unaudited, $ millions)	Year ended
	December 31		Three months ended
			Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar
	2014	2013	2014	2014	2014	2014	2013	2013	2013	2013
Revenues	1,228	1,393	432	248	240	308	327	380	321	365
Energy purchases and fuel, other raw materials and operating charges, staff costs and employee benefits expense, and other administrative expense	(805)	(884)	(291)	(157)	(162)	(195)	(208)	(229)	(217)	(230)
Adjusted EBITDA	423	509	141	91	78	113	119	151	104	135
Depreciation and amortization	(189)	(222)	(49)	(47)	(47)	(46)	(52)	(54)	(58)	(58)
Impairments	-	(6)	-	-	-	-	-	(6)	-	-
Foreign exchange (loss) gain	(10)	(6)	(4)	(5)	3	(4)	(5)	(1)	-	-
Gains on disposals of subsidiaries	-	76	-	-	-	-	76	-	-	-
Finance expense	(55)	(78)	(16)	(15)	(11)	(13)	(18)	(18)	(20)	(22)
Income tax expense	(119)	(45)	(24)	(81)	(2)	(12)	(22)	(13)	(3)	(7)
Net income (loss)	50	228	48	(57)	21	38	98	59	23	48

Net income (loss) attributable to:
Non-controlling interests	4	53	9	(12)	1	6	21	15	3	14
Shareholders of the Company	46	175	39	(45)	20	32	77	44	20	34
Net income (loss)	50	228	48	(57)	21	38	98	59	23	48

Capital Power Corporation Management’s Discussion and Analysis 2014	7

Funds from operations

Capital Power uses funds from operations as a measure of the Company’s ability to generate cash from its current operating activities to fund capital expenditures, debt repayments, dividends to the Company’s shareholders and distributions to non-controlling interests. Funds from operations are net cash flows from operating activities, adjusted to include finance and current income tax expenses and exclude changes in operating working capital. The Company includes interest and current income tax expenses recorded during the period rather than interest and income taxes paid. The timing of cash receipts and payments of interest and income taxes and the resulting cash basis amounts are not comparable from period to period. The timing of cash receipts and payments also affects the period-to-period comparability of changes in operating working capital which are also excluded from funds from operations.

Commencing with the Company’s June 30, 2014 quarter-end, the reported funds from operations measure was changed consistent with the reclassification of Part VI.1 tax from operating activities to financing activities in the Company’s statement of cash flows. All comparative funds from operations amounts for quarters prior to those ended on June 30, 2014 were revised.

Commencing with the Company’s December 31, 2014 quarter-end, the reported funds from operations measure was changed to remove the impact of fair value changes in certain unsettled derivative financial instruments that are charged or credited to the Company’s bank margin account held with a specific exchange counterparty. As part of its collateral requirements, the exchange counterparty updates its bank margin accounts daily, by recording fair value changes on unsettled derivative financial instruments outstanding with its customers, including the Company. Consistent with the exchange counterparty, such changes are recorded as cash transactions on the Company’s consolidated statements of financial position and net cash flows from operating activities. However, the underlying derivative transactions have not settled. Accordingly, the Company removes the effect of such fair value changes in its determination of funds from operations. The impact of the fair value changes in derivatives reflected as cash settlement was immaterial for quarters prior to the fourth quarter of 2014.

A reconciliation of net cash flows from operating activities to funds from operations is as follows:

(unaudited, $ millions)	Year ended		Three months ended
	December 31		December 31
	2014	2013	2014	2013
Net cash flows from operating activities per Consolidated Statements of Cash Flows	391	499	107	157
Add (deduct) items included in calculation of net cash flows from operating activities per Consolidated Statements of Cash Flows:
Interest paid	45	67	16	18
Realized gain on the settlement of interest rate derivatives	(2)	(1)	(1)	(1)
Change in fair value of derivatives reflected as cash settlement	(17)	-	(17)	-
Miscellaneous financing charges paid and included in other items of non-cash adjustments to reconcile net income to net cash flows from operating activities	5	5	-	1
Income taxes recovered	(10)	(12)	(3)	(15)
Change in non-cash operating working capital	(1)	(71)	9	(36)
	20	(12)	4	(33)
Finance expense included in cash flows from operating activities excluding unrealized changes on interest rate derivative contracts and amortization and accretion charges	(48)	(72)	(9)	(15)
Current income tax (expense) recovery	(11)	4	(4)	(9)
Decrease in current income tax expense due to Part VI.1 tax	10	7	4	10
Funds from operations	362	426	102	110

Capital Power Corporation Management’s Discussion and Analysis 2014	8

Normalized earnings attributable to common shareholders and normalized earnings per share

The Company uses normalized earnings attributable to common shareholders and normalized earnings per share to measure performance by period on a comparable basis. Normalized earnings per share is based on earnings used in the calculation of earnings per share according to GAAP adjusted for items that are not reflective of performance in the period such as unrealized fair value changes, impairment charges, unusual tax adjustments, gains and losses on disposal of assets or unusual contracts, and foreign exchange gain or loss on the revaluation of U.S. dollar denominated debt. The adjustments consist of unrealized fair value changes on financial instruments that are not necessarily indicative of future actual realized gains or losses, non-recurring gains or losses, or gains or losses reflecting corporate structure decisions.

(unaudited, $ millions except per share amounts and number of common shares)	Year ended December 31		Three months ended
			Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar
	2014	2013	2014	2014	2014	2014	2013	2013	2013	2013
Basic earnings (loss) per share ($)	0.28	2.13	0.40	(0.62)	0.17	0.33	0.89	0.55	0.20	0.44
Net income (loss) attributable to shareholders of the Company per Consolidated Statements of Income	46	175	39	(45)	20	32	77	44	20	34
Preferred share dividends	(23)	(20)	(6)	(6)	(6)	(5)	(6)	(5)	(6)	(3)
Earnings (loss) attributable to common shareholders	23	155	33	(51)	14	27	71	39	14	31
Write-down of U.S. deferred tax assets	59	-		59	-	-	-	-	-	-
Unrealized changes in fair value of derivatives	(21)	(13)	(21)	(3)	8	(5)	(9)	(1)	3	(6)
Amount received upon amendment of the Genesee Coal Mine Agreements	(14)	-	-	-	(14)	-	-	-	-	-
Unrealized foreign exchange (gain) loss on revaluation of U.S. dollar denominated debt	9	4	4	5	(3)	3	4	-	-	-
Genesee flood damage repair costs	2	-	-	-	1	1	-	-	-	-
Impact of change in non-controlling interest percentage on adjustments of previous quarters	1	-	1	-	-	-	-	-	-	-
Gain on sale of North East U.S. assets	-	(34)	-	-	-	-	(34)	-	-	-
Restructuring charges	-	7	-	-	-	-	1	4	2	-
Reduction of amount receivable related to Sundance force majeure claim	-	6	-	-	-	-	6	-	-	-
Impairment loss on North East U.S. assets	-	3	-	-	-	-	-	3	-	-
Obligation to EPCOR for Rossdale plant	-	(1)	-	-	-	-	(1)	-	-	-
Income tax expense (recovery) related to change in income tax rate applicable to North East U.S.	-	-	-	-	-	-	(6)	6	-	-
Normalized earnings attributable to common shareholders	59	127	17	10	6	26	32	51	19	25
Weighted average number of common shares outstanding (millions)	82.31	72.82	83.31	82.79	81.94	81.18	79.73	70.83	70.48	70.15
Normalized earnings per share ($)	0.72	1.74	0.20	0.12	0.07	0.32	0.40	0.72	0.27	0.36

Normalized earnings per share reflects the period-over-period change in normalized earnings attributable to common shareholders and the changes from period to period as the weighted average number of common shares outstanding increases and the net income attributable to non-controlling interests decreases.

Capital Power Corporation Management’s Discussion and Analysis 2014	9

FINANCIAL HIGHLIGHTS

(unaudited, $ millions, except per share amounts)	Year ended December 31
	2014	2013	2012
Revenues	1,228	1,393	1,296
Adjusted EBITDA [1]	423	509	441
Net income	50	228	90
Net income attributable to shareholders of the Company	46	175	62
Normalized earnings attributable to common shareholders [1]	59	127	86
Basic earnings per share ($)	0.28	2.13	0.84
Diluted earnings per share ($) [2]	0.28	2.08	0.84
Normalized earnings per share ($) [1]	0.72	1.74	1.29
Funds from operations [1,3]	362	426	383
Purchase of property, plant and equipment and other assets	220	943	598
Dividends per common share, declared ($)	1.310	1.260	1.260
Dividends per Series 1 preferred share, declared ($)	1.150	1.150	1.150
Dividends per Series 3 preferred share, declared ($)	1.150	1.178	N/A
Dividends per Series 5 preferred share, declared ($)	1.125	0.895	N/A

	As at December 31
	2014	2013	2012
Loans and borrowings including current portion	1,586	1,527	1,659
Total assets	5,420	5,219	5,134

[1]	The consolidated financial highlights, except for adjusted EBITDA, normalized earnings attributable to common shareholders, normalized earnings per share and funds from operations were prepared in accordance with GAAP. See Non-GAAP Financial Measures.

[2]	Diluted earnings per share was calculated after giving effect to outstanding share purchase options and the potential exchange of common limited partnership units of CPLP held by EPCOR which are exchangeable for common shares of Capital Power on a one-for-one basis.

[3]	The reported funds from operations measure was changed consistent with the reclassification of Part VI.1 tax from operating activities to financing activities in the Company’s statement of cash flows. All comparative funds from operations amounts for 2013 and 2012 were revised.

Normalized earnings attributable to common shareholders and normalized earnings per share

Normalized earnings attributable to common shareholders were significantly lower in 2014 compared with 2013. See Consolidated Net Income and Results of Operations for discussion of the results for the quarter and year-to-date on a comparative basis. This decrease coupled with the increased number of common shares outstanding resulted in a decrease in normalized earnings per share from 2013 to 2014.

Funds from operations

Funds from operations for 2014 decreased in comparison to funds from operations for 2013 consistent with the lower adjusted EBITDA.

Capital Power Corporation Management’s Discussion and Analysis 2014	10

SIGNIFICANT EVENTS

Genesee 4 and 5

On April 24, 2014, Capital Power and ENMAX executed a purchase and sale agreement in support of a joint arrangement agreement to jointly develop, construct and operate Genesee 4 and 5. The joint arrangement agreement provides for, among other things, an agreement for ENMAX to purchase approximately 250 MW from Capital Power for eight years. The joint arrangement agreement closing occurred in July 2014.

On January 8, 2015, Capital Power and ENMAX announced that the project received all major regulatory approvals from the Alberta Utilities Commission and Alberta Environment and Sustainable Resource Development. They also announced the execution of agreements with Mitsubishi Hitachi Power Systems for the supply and maintenance of the world’s most advanced J-Class natural gas turbine technology in commercial operation with a targeted completion date as early as 2018.

The capital cost for the project, excluding interest to fund construction and refundable transmission system contribution payments, is expected to be approximately $1.4 billion.

Acquisition of renewable development sites

On December 19, 2014, Capital Power acquired Element Power U.S., LLC (Element Power) for $18 million (US$15 million) net of cash acquired. The purchase also provides for contingent consideration of $12 million (US$10 million) which is payable upon reaching specified milestones in connection with the development sites acquired. Element Power provides Capital Power with a portfolio of wind and solar energy development sites in the United States. The development sites consist of 10 wind sites and 4 solar sites including a North Carolina site with a 15 MW solar contract with Duke Energy Progress, Inc. The acquisition also includes Macho Springs, a 50 MW wind project in New Mexico that has been operating since 2011 under a 20-year power purchase arrangement with Tucson Electric Power. The Federal Energy Regulatory Commission approved the transfer of Macho Springs on December 16, 2014.

Write-down of deferred tax assets

Capital Power’s 2014 net income was negatively impacted by a non-cash write-down of deferred tax assets of $73 million in the third quarter. The write-down related to the accounting impact of U.S. income tax loss carryforwards that can no longer be recognized for accounting purposes based on the Company’s current long-term forecast for U.S. taxable income. The forecast showed a decline in taxable income over the latter years of the forecast period. For income tax purposes, these U.S. net operating losses do not expire until the 2027 to 2033 period. Accordingly, they retain economic value and could result in the Company recording deferred tax assets in the future. The Company continues to pursue U.S. contracted power opportunities and the U.S. business development pipeline is active. Importantly, the write-down is a non-cash item and had no impact on operations or other key performance measures.

Dividend increase

On July 25, 2014, the Company announced that its Board of Directors approved a 7.9% increase in the annual dividend for holders of its common shares, from $1.26 per common share to $1.36 per common share. This increased common dividend commenced with the third quarter 2014 quarterly dividend payment paid on October 31, 2014 to shareholders of record at the close of business on September 30, 2014.

Genesee coal mine

Capital Power is a party to various agreements with Prairie Mines & Minerals Royalty Ltd. (PMRL) in relation to the operations of the Genesee coal mine (Genesee Coal Mine Agreements). Pursuant to the Genesee Coal Mine Agreements, PMRL operates the Genesee coal mine. In connection with the 2014 acquisition by Westmoreland Coal Company (Westmoreland) of PMRL and the 2014 acquisition by Altius Minerals Corporation (Altius) of the royalty assets of PMRL, the Genesee Coal Mine Agreements and certain related agreements were, among other things, amended to: (a) confirm the acquisitions by Westmoreland and Altius; (b) provide for certain amendments to the Genesee Coal Mine Agreements; and (c) provide for a payment to Capital Power of $20 million upon completion of the acquisitions; the payment was received in the second quarter of 2014.

Construction of K2 Wind Power Project commences

On March 24, 2014, construction of the K2 Wind Power Project (K2 Wind) commenced following the successful completion of an $850 million financing in the form of a construction loan that will convert to long-term project debt once K2 Wind starts commercial operations. K2 Wind is a 270 MW wind power project located in Goderich, Ontario that is under joint development by Samsung Renewable Energy, Inc., Pattern Energy Group LP and Capital Power with operations expected to commence in the second half of 2015. The total estimated project cost has been revised upward to $930 million from the previous upper end of range of $900 million primarily due to foreign exchange changes on U.S. contract deliverables. Capital Power’s share is $310 million. As a higher portion of the project is expected to be financed with project debt than originally forecast, Capital Power expects higher equity returns on the project.

Capital Power Corporation Management’s Discussion and Analysis 2014	11

PLANTS AND PORTFOLIO OPTIMIZATION OPERATIONS

			Capacity (MW)
				Capital
Plant category	Type of generating	Year		Power		Contract
and plant	plant	commissioned	Plant	interest	Revenues based on	expiry
Alberta commercial plants and acquired Sundance PPA
Genesee 3	Supercritical coal-fired	2005	516	258	Merchant	-
Keephills 3	Supercritical coal-fired	2011	516	258	Merchant	-
Clover Bar Energy Centre 1, 2 and 3	Natural gas-fired simple cycle	2008 (Unit 1) 2009 (Units 2 and 3)	243	243	Merchant	-
Joffre	Natural gas-fired combined cycle cogeneration	2000	480	192	Merchant (mid-merit)	-
Halkirk	Wind turbine	2012	150	150	Merchant with Renewable Energy Credits (RECs) sold under fixed price agreement	2032 (RECs)
Clover Bar Landfill Gas	Landfill gas-fired	2005	5	5	Merchant with emission credits purchased by Capital Power from the City of Edmonton	-
Acquired Sundance PPA	Coal-fired steam turbine	1978 (Unit 5) 1980 (Unit 6)	710	371	Merchant (plant capacity and output purchased under Alberta PPA)	2020
Alberta contracted plants
Genesee 1	Coal-fired steam turbine	1994	430	430	Capacity and output sold under Alberta PPA to Alberta Balancing Pool	2020
Genesee 2	Coal-fired steam turbine	1989	430	430	Capacity and output sold under Alberta PPA to Alberta Balancing Pool	2020
Ontario and British Columbia contracted plants
Island Generation	Natural gas-fired combined cycle	2002	275	275	PPA with B.C. Hydro	2022
Kingsbridge 1	Wind turbine	2001 and 2006	40	40	Energy supply contracts with Ontario Power Authority	2027
Port Dover and Nanticoke	Wind turbine	2013	105	105	Energy supply contract with Ontario Power Authority	2033
Quality Wind	Wind turbine	2012	142	142	Electricity purchase agreement with B.C. Hydro	2036
U.S. contracted plants
Roxboro, North Carolina	Solid fuels (wood residuals, tire-derived and coal)	1987	46	46	PPA with Duke Progress Energy	2021
Southport, North Carolina	Solid fuels (wood residuals, tire-derived and coal)	1987	88	88	PPA with Duke Progress Energy	2021
Macho Springs, New Mexico	Wind turbine	2011	50	50	PPA with Tucson Electric Power	2031
U.S. commercial plants (until 2013 fourth quarter disposal)
Bridgeport, Connecticut	Natural gas-fired combined cycle	1999	540	540	Merchant	-
Rumford, Maine	Natural gas-fired combined cycle	2000	270	270	Merchant	-
Tiverton, Rhode Island	Natural gas-fired combined cycle	2000	279	279	Merchant	-

Capital Power Corporation Management’s Discussion and Analysis 2014	12

			Capacity (MW)
Plant category and plant	Type of generating plant	Year commissioned	Plant	Capital Power interest	Revenues based on	Contract expiry
Under construction or in advanced development
Shepard Energy Centre	Natural gas-fired combined cycle	Expected 2015	800	400	Merchant with tolling agreement for 50% of owned capacity plus additional 25% contracted for 2015 to 2017	2035 (tolling agreement)
K2 Wind	Wind turbine	Expected 2015	270	90	PPA with Ontario Power Authority	2035
Genesee 4 and 5	Natural gas-fired	As early as 2018	1,060	530	Merchant with approximately	To be
	combined cycle				250 MW contracted to	determined
					ENMAX for initial term of 8
					years

Portfolio optimization

Capital Power's commodity portfolio is comprised of generation assets, customer positions and trading positions. All commodity risk management and optimization activities are centrally managed by Capital Power's commodity portfolio management group. Portfolio optimization includes activities undertaken to manage Capital Power's exposure to commodity risk and enhance earnings. Overall commodity exposure within the portfolio is managed within limits established under Capital Power's risk management policies.

Capital Power manages its output from its commercial plants, contracted plants with residual commodity exposure and acquired PPAs on a portfolio basis. Capital Power sells and/or buys physical and/or financial forward contracts that are non-unit specific, to reduce exposure to plant specific availabilities. Capital Power also takes positions in the environmental commodity markets outside of Alberta to develop capability to support Capital Power's growth strategy and to generate trading profits.

CONSOLIDATED NET INCOME AND RESULTS OF OPERATIONS

The primary factors contributing to the change in consolidated net income for the year ended December 31, 2014 compared with the year ended December 31, 2013 are presented below followed by further discussion of these items.

(unaudited, $ millions)
Consolidated net income for the year ended December 31, 2013		228
Increase (decrease) in adjusted EBITDA:
Alberta commercial plants and portfolio optimization	(141)
Alberta contracted plants	2
Ontario and British Columbia contracted plants	25
U.S. contracted plants	2
U.S. commercial plants and portfolio optimization	(21)
Corporate	37
Change in unrealized net gains or losses related to the fair value of commodity derivatives and emission credits	10	(86)
Decrease in depreciation and amortization expense		33
Decrease in impairment expense		6
Increase in foreign exchange loss		(4)
Decrease in gain on disposal of subsidiaries		(76)
Decrease in finance expense including change in unrealized net gains or losses related to the fair value of interest rate derivatives		23
Decrease in income before tax		(104)
Increase in income tax expense		(74)
Decrease in net income		(178)
Consolidated net income for the year ended December 31, 2014		50

Capital Power Corporation Management’s Discussion and Analysis 2014	13

Results by Plant Category and Other

	Year ended December 31
	2014	2013	2014	2013	2014	2013	2014	2013
	Electricity generation (GWh) [1]		Plant availability (%) [2]		Revenues (unaudited, $ millions)		Adjusted EBITDA (unaudited, $ millions) [3]
Total electricity generation, average plant availability and plant revenues excluding acquired Sundance PPA	12,376	16,130	95	93	753	1,110
Alberta commercial plants and acquired Sundance PPA
Genesee 3	1,746	1,917	91	99	86	147
Keephills 3	1,674	1,654	98	91	80	132
Clover Bar Energy Centre 1, 2 and 3	296	347	95	96	44	85
Joffre	324	414	93	92	39	66
Halkirk	462	466	96	96	36	47
Clover Bar Landfill Gas	14	16	78	88	-	2
Alberta commercial plants – owned	4,516	4,814	94	95	285	479
Acquired Sundance PPA	2,763	2,772	84	90	112	208
Portfolio optimization [4]	N/A	N/A	N/A	N/A	229	55
	7,279	7,586	90	93	626	742	211	352
Alberta contracted plants
Genesee 1	3,160	2,950	95	89
Genesee 2	3,075	3,134	91	94
	6,235	6,084	93	91	266	246	161	159
Ontario and British Columbia contracted plants
Island Generation	130	224	100	100	38	39
Kingsbridge 1	105	108	95	96	7	7
Port Dover and Nanticoke [5]	301	54	97	95	37	7
Quality Wind	349	377	96	98	37	39
	885	763	98	99	119	92	92	67
U.S. contracted plants
Roxboro, North Carolina	244	249	97	94	24	23
Southport, North Carolina	491	436	91	96	59	48
Macho Springs, New Mexico [x]	5	N/A	99	N/A	-	N/A
	740	685	93	95	83	71	7	5
U.S. commercial plants [6]
Bridgeport, Connecticut	N/A	2,607	N/A	88	N/A	148
Rumford, Maine	N/A	124	N/A	91	N/A	18
Tiverton, Rhode Island	N/A	1,053	N/A	81	N/A	56
Portfolio optimization	N/A	N/A	N/A	N/A	N/A	5
	N/A	3,784	N/A	87	N/A	227	N/A	21

Corporate [7]					13	(13)	(84)	(121)

Unrealized changes in fair value of commodity derivatives and emission credits					121	28	36	26
Consolidated revenues and adjusted EBITDA					1,228	1,393	423	509

[1]	Electricity generation reflects the Company’s share of plant output.

[2]	Plant availability represents the percentage of time in the period that the plant was available to generate power regardless of whether it was running, and therefore is reduced by planned and unplanned outages.

[3]	The financial results by plant category, except for adjusted EBITDA, were prepared in accordance with GAAP. See Non-GAAP Financial Measures.

Capital Power Corporation Management’s Discussion and Analysis 2014	14

[4]	The results of the previously reported other portfolio activities category were included in the Alberta commercial plants and acquired Sundance PPA category effective January 1, 2014. The results for the comparative 2013 year were reclassified.

[5]	Port Dover and Nanticoke includes pre-commissioning output until its commissioning date of November 7, 2013. Revenues and expenses related to commissioning activities were capitalized as part of the cost of the facility in property, plant and equipment.

[6]	The U.S. commercial plants were disposed of effective November 19, 2013.

[7]	Corporate revenues were offset by interplant category eliminations.

Energy prices and hedged positions

		Year ended December 31
Alberta	Unit	2014	2013
Hedged position [1]	Percentage sold forward at beginning of year (%)	100	45
Spot power price average	$ per MWh	49	80
Realized power price [2]	$ per MWh	58	78
Natural gas price (AECO) [3]	$ per gigajoule (Gj)	4.49	3.01

[1]	Hedged position is for the Alberta baseload plants and acquired Sundance PPA plus a portion of Joffre and the uncontracted portion of Shepard Energy Centre baseload.

[2]	Realized power price is the average price realized on the Company’s commercial contracted sales and portfolio optimization activities.

[3]	AECO refers to the historical virtual trading hub located in Alberta and known as the Nova Inventory Transfer system operated by TransCanada Pipelines Limited.

Alberta commercial plants, acquired Sundance PPA and portfolio optimization

Production decreased 307 GWh for 2014 compared with 2013 primarily due to lower production at Genesee 3 as a result of a planned outage that occurred in October 2014 and unplanned outages earlier in the year. In addition, the Clover Bar Energy Centre was not dispatched as often in 2014 and completed a one-month unplanned outage. Joffre completed planned outages and experienced lower production due to weaker prices. These decreases were partly offset by increased production at Keephills 3 primarily due to the planned turnaround in 2013. Overall availability for 2014 was 90% compared with 93% for 2013. This was primarily due to unplanned outages at the Sundance PPA units since the facility had on-going boiler leak repairs during the year.

The average Alberta spot power price of $49 per MWh for 2014 was significantly lower than the 2013 average spot power price of $80 per MWh. In 2014, Alberta spot prices reflected fewer unplanned outages, the return to market of two large coal units in the last quarter of 2013, stronger wind production, and greater imports. The significantly higher market prices in 2013 were driven by high volatility reflecting tighter supply due to several planned and unplanned outages in the Alberta market, lower imports, and lower than historical wind generation.

Lower revenues and adjusted EBITDA for 2014 compared with 2013 primarily reflected the weaker average spot prices and lower production. This was partly offset by forward sales that settled in the money. In addition, 2014 financial results for the Alberta commercial plants were significantly lower than 2013 primarily due to an extended planned outage and other unplanned outages at the acquired Sundance PPA units and derates at the Keephills 3 plant. The outages occurred primarily in July 2014 coinciding with high pricing volatility.

Lower adjusted EBITDA for 2014 also reflected the write-down of the investment in an emissions credit project of $5 million and net losses on North East U.S. natural gas and electricity trades that were wound down due to the 2013 strategic refocus. These were partly offset by decreased coal costs due to the reallocation of coal costs between Genesee 1 and 2 and Genesee 3, gains on Alberta natural gas trades, and a settlement of $8 million with a supplier relating to the 2008 Genesee 3 turbine failure.

Early in 2014, the Company elected to meet its 2013 Specified Gas Emitters Regulation (SGER) compliance requirements by paying the statutory rate of $15 per metric tonne of carbon dioxide (CO2) emissions above specified limits compared with using its lower cost inventory of CO2 credits. The decision resulted in an additional cash payment of $4 million for 2014.

Capital Power Corporation Management’s Discussion and Analysis 2014	15

Alberta contracted plants

Production and availability increased in 2014 compared with 2013 primarily due to the decreased duration of planned and unplanned outages. Genesee 2 was offline in 2014 for a planned outage of 25 days while Genesee 1 underwent a planned outage of 27 days in 2013.

Both revenues and adjusted EBITDA for 2014 increased compared to 2013 which reflected the lower availability penalties under the plants’ PPA resulting from the decreased duration of outages and significantly lower rolling average prices in 2014 compared with 2013. These improved results were partly offset by increased coal costs due to the reallocation of coal costs between Genesee 1 and 2 and Genesee 3 and costs of $3 million incurred for flood damage repairs to the Genesee river water pumphouse and related infrastructure.

Ontario and British Columbia contracted plants

Production in 2014 increased compared with 2013 primarily due to the full year’s operation of the Port Dover and Nanticoke wind farm which commenced operations in November 2013. This was partly offset by Island Generation’s lower production since the plant was not dispatched as often in 2014 compared with 2013. Overall availability for 2014 was consistent with 2013.

Increased revenues and adjusted EBITDA primarily reflected a full year of operations of Port Dover and Nanticoke in 2014 compared with two months of operations in 2013.

The lower generation from Island Generation in 2014 compared with 2013 had little impact on revenues and adjusted EBITDA because, under the terms of the Island Generation agreement, revenues are based on deemed generation which is determined based on the plant’s availability. Deemed generation for 2014 was consistent with 2013.

U.S. contracted plants

Production increased in 2014 compared with 2013 as the result of Southport’s increased off-peak production. However, Southport’s availability was lower in 2014 primarily due to a higher number of planned outage days than 2013.

Revenues for 2014 increased compared with 2013 due to the favourable impact of the decrease in the exchange rate of the Canadian dollar relative to the U.S. dollar, Southport’s increased off-peak production and the increased sales of off-peak renewable energy certificates (RECs). Adjusted EBITDA for 2014 increased compared with 2013 primarily due to the increased production and sales of off-peak RECs partly offset by increased fuel costs related to the increased production.

The acquisition of Macho Springs wind farm in December 2014 did not materially impact 2014 results.

U.S. commercial plants and portfolio optimization

The U.S. commercial plants, all located in the North East, were sold effective November 19, 2013.

Corporate

Corporate includes (i) revenues for cost recoveries, (ii) the cost of support services such as treasury, finance, internal audit, legal, human resources, corporate risk management, asset management, and environment, health and safety, and (iii) business development expenses. The cost recovery revenues are primarily intercompany revenues which are offset by interplant category transactions.

The Corporate category’s increased adjusted EBITDA for the year ended December 31, 2014 compared with the previous year was primarily due to lower staffing levels following the restructuring undertaken in the latter part of 2013. In addition, revenues and adjusted EBITDA for 2014 included the $20 million of revenues arising from the amendment of the Genesee Coal Mine Agreements (see Significant Events).

Capital Power Corporation Management’s Discussion and Analysis 2014	16

Unrealized changes in fair value of commodity derivatives and emission credits

(unaudited, $ millions)	Year ended December 31
Unrealized changes in fair value of commodity derivatives and emission	2014	2013	2014	2013
credits	Revenues		Adjusted EBITDA
Unrealized gains on Alberta energy derivatives	112	6	26	4
Unrealized gains on Bridgeport heat rate option	-	18	-	18
Unrealized (losses) gains on natural gas derivatives	(1)	6	(1)	4
Unrealized gains on emission credits held for trading	-	-	2	-
Unrealized gains on emission portfolio activities	8	-	8	-
Other	2	(2)	1	-
	121	28	36	26

[1]	The financial results, except for adjusted EBITDA, were prepared in accordance with GAAP. See Non-GAAP Financial Measures.

The Company’s financial results relating to its Alberta commercial plants and portfolio optimization, and U.S. commercial plants and portfolio optimization (until their disposal in the fourth quarter of 2013) include unrealized changes in the fair value of commodity and other derivatives.

When a derivative instrument settles, the unrealized fair value changes recorded in prior periods for that instrument are reversed and included in this category. The gain or loss realized upon settlement is reflected in adjusted EBITDA for the applicable plant or Corporate category.

Alberta portfolio activities for the year ended December 31, 2014 accounted for unrealized net gains of $26 million compared with unrealized net gains of $4 million for the year ended December 31, 2013. The net gains for both years primarily reflected the impact of decreasing Alberta forward power prices combined with the portfolio’s net forward sales contracts. The net unrealized gains for the year ended December 31, 2013 were partly offset by the reversal of unrealized net gains on contracts, previously recorded in 2012, that settled during 2013.

On acquisition of the New England plants in the second quarter of 2011, the Company acquired heat rate options related to the Bridgeport facility. For the year ended December 31, 2013, the Company recognized unrealized net gains of $18 million primarily due to the reversal of prior year’s unrealized net losses.

Natural gas portfolio activities for the year ended December 31, 2014 accounted for unrealized net losses of $1 million. These net losses primarily reflected the reversal of prior year’s unrealized net gains on contracts that settled during the year. Unrealized net gains of $4 million were recognized for the year ended December 31, 2013 and primarily reflected the reversal of prior year’s unrealized net losses on contracts that settled during 2013.

During the year ended December 31, 2014, the Company recognized unrealized net gains of $2 million on its emission credits held for trading. The unrealized net gains reflected the impact of valuing inventory at market prices higher than the initial cost.

Emission portfolio activities for the year ended December 31, 2014 accounted for unrealized net gains of $8 million. The unrealized net gains were primarily driven by net forward sales contracts priced at values in excess of forward prices.

Capital Power Corporation Management’s Discussion and Analysis 2014	17

Consolidated Other Expenses and Non-controlling Interests

(unaudited, $ millions)	Year ended December 31
	2014	2013
Interest on borrowings less capitalized interest	(45)	(68)
Realized gain on settlement of interest rate derivatives	2	1
Other finance expense – sundry interest and guarantee and other fees	(5)	(5)
	(48)	(72)
Unrealized loss representing changes in the fair value of interest rate derivatives	-	(1)
Other finance expense - amortization and accretion charges	(5)	(5)
Other finance expense – finance charges incurred on repurchase of debt	(2)	-
Total finance expense	(55)	(78)
Depreciation and amortization	(189)	(222)
Impairments	-	(6)
Foreign exchange loss	(10)	(6)
Gain on disposal of subsidiaries	-	76
Income tax expense	(119)	(45)
Net (income) attributable to non-controlling interests	(4)	(53)

Finance expense

Lower finance expense for the year ended December 31, 2014 compared with the year ended December 31, 2013 was primarily due to decreased borrowings related to capital projects and increased capitalized interest.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2014 decreased $33 million compared with the prior year primarily due to the disposal of the North East U.S. commercial assets in the fourth quarter of 2013.

Impairments

An asset impairment charge of $6 million related to the North East U.S. commercial assets was recognized in the third quarter of 2013 immediately before classifying those assets as held for sale and in advance of the final disposal of the U.S. subsidiaries.

Foreign exchange loss

As at December 31, 2014, the Company had outstanding U.S. dollar denominated debt payable totalling US$295 million. Approximately US$200 million is hedged for accounting purposes using foreign currency swaps. Foreign exchange loss consisted of the loss incurred on the revaluation of U.S. dollar denominated debt not hedged for accounting purposes. For the year ended December 31, 2014, the exchange rate of the Canadian dollar relative to the U.S. dollar decreased resulting in an unrealized loss of $10 million.

Gain on disposal of subsidiaries

In 2013, the Company recognized a pre-tax gain of $76 million on the sale of its North East U.S. commercial assets primarily consisting of foreign exchange gains which were recognized in other comprehensive income and deferred in accumulated other comprehensive income from the date of acquisition of these U.S. subsidiaries in 2011 until their disposal in the third quarter of 2013.

Income tax expense

In the third quarter of 2014, Capital Power recorded a write-down of its deferred tax assets in the amount of $73 million. This non-cash write-down related to the impact of U.S. income tax loss carryforwards that can no longer be recognized for accounting purposes based on the Company’s latest long-term forecast for U.S. taxable income. These loss carryforwards expire between 2027 and 2033. Thus, the loss carryfowards retain economic value that could result in the future recording of deferred tax assets depending on future U.S. taxable income projections.

Non-controlling interests

For the year ended December 31, 2014, approximately 19% (year ended December 31, 2013 - 27%) of CPLP’s net income was attributable to EPCOR which is reported as net income attributable to non-controlling interests. In 2014, EPCOR’s interest was reduced to 18% from 19% following the issuance of common limited partnership units to Capital Power as settlement of certain indebtedness between Capital Power and CPLP. EPCOR’s October 10, 2013 exchange of exchangeable common limited partnership units and subsequent sale of common shares of Capital Power reduced its interest in CPLP from 29% to 19% which reduced the proportion of net income attributable to non-controlling interests in periods subsequent to the exchange. Net income attributable to non-controlling interests also included the Genesee Coal Mine Assets (Coal Mine) partner’s share of the consolidated net income of the Coal Mine.

Capital Power Corporation Management’s Discussion and Analysis 2014	18

COMPREHENSIVE INCOME

(unaudited, $ millions)	Year ended December 31
	2014	2013
Net income	50	228
Other comprehensive income (loss):
Net unrealized gains (losses) on commodity derivatives designated as cash flow hedges	44	(35)
Net realized (gains) losses and ineffective portion of unrealized losses on commodity
derivatives designated as cash flow hedges reclassified to revenues and/or energy purchases and fuel	(18)	27
Unrealized foreign exchange gains on the translation of foreign operations	16	23
Foreign exchange gains realized in net income on disposal of foreign subsidiaries	-	(59)
Actuarial (losses) gains related to the company’s defined benefit pension plan	(2)	2
	40	(42)
Comprehensive income	90	186

Other comprehensive income includes fair value adjustments on financial instruments held by the Company to hedge market risks and which meet the requirements of hedges for accounting purposes. To the extent that such hedges are ineffective, any related gains or losses are recognized in net income. Other unrealized fair value changes on derivatives designated as cash flow hedges and foreign currency translation gains or losses are subsequently recognized in net income when the hedged transactions are completed and the foreign operations are disposed of or otherwise terminated. The actuarial gains or losses will not be subsequently recognized in net income.

Capital Power Corporation Management’s Discussion and Analysis 2014	19

FINANCIAL POSITION

(unaudited, $ millions)	As at December 31		Increase (decrease) due to
			Acquisition
			of Element
	2014	2013	Power	Other	Primary other changes
Trade and other receivables	185	218	-	(33)	Lower trade receivables related to Alberta operations resulting from lower power prices and receipt of Sundance amount receivable.
Inventories	104	92	-	12	Increased coal fuel inventory and emission credits held for trading.
Net derivative financial instruments assets	113	26	-	87	Impact of decreased Alberta forward power prices on the fair value of forward sales contracts.
Intangible assets	350	310	36	4	Purchase of emission credits held for compliance.
Property, plant and equipment	3,701	3,525	103	73	Capital additions (most significantly, Shepard Energy Centre) partly offset by depreciation and amortization.
Trade and other payables	185	198	-	(13)	Decreased capital trade payables related to Port Dover and Nanticoke and decreased income tax payable.
Loans and borrowings (including current portion)	1,586	1,527	76	(17)	Repayment of loans and borrowings partly offset by foreign exchange increases on U.S. debt and increase in U.S. bank loans outstanding.
Provisions (including current portion)	220	175	3	42	Increased decommissioning provisions resulting from discount rate changes.
Net deferred tax liabilities	228	85	29	114	Write-down of deferred tax assets (see Significant Events), accelerated depreciation for income tax purposes on property, plant and equipment related to wind projects, and changes in derivative financial instruments balances.
Share capital	2,391	2,328	-	63	Shares issued under the Dividend Re-investment Plan and share purchase option plan.
Retained earnings	25	83	-	(58)	Common and preferred share dividends in excess of net income partly offset by the transfer between retained earnings and non-controlling interests due to the issuance of CPLP partnership units to Capital Power to settle certain indebtedness
Other reserves	35	6	-	29	Unrealized gains on cash flow hedges and investment in foreign operations included in other comprehensive income.
Non-controlling interests	552	587	-	(35)	Transfer between non-controlling interests and retained earnings due to the issuance of CPLP partnership units to Capital Power to settle certain indebtedness.

LIQUIDITY AND CAPITAL RESOURCES

(unaudited, $ millions)	Year ended December 31
Cash inflows (outflows)			Increase
	2014	2013	(decrease)
Operating activities	391	499	(108)
Investing activities	(230)	(348)	118
Financing activities	(191)	(103)	(88)

Capital Power Corporation Management’s Discussion and Analysis 2014	20

Operating activities

Cash flows from operating activities for 2014 decreased compared with 2013 primarily due to decreased plant adjusted EBITDA and lower contributions from operating working capital.

Investing activities

Cash flows used in investing activities for the year ended December 31, 2014 were significantly lower than for the year ended December 31, 2013. The primary reason for the decline was that capital spending on the Shepard Energy Centre was much higher in 2013 and there were no new major growth capital projects in 2014. The year-over-year changes in cash flows used in investing activities also reflected a decrease in proceeds on disposal of assets since the North East U.S. assets were sold in 2013. The cash flows used in investing activities for the year ended December 31, 2014 included $220 million for purchases of property, plant and equipment and other assets and $18 million for the Element Power business acquisition.

Capital expenditures and investments

(unaudited, $ millions)		Year ended December 31
	Pre- 2013 Actual	2013 Actual	2014 Actual	2015 Estimated [1,2]	Actual or Projected Total [2,3]	Timing
Port Dover and Nanticoke	68	208	11	1	288	Completed 4th quarter 2013
K2 Wind [4]	3	13	28	1	310	Projected completion 2015
Shepard Energy Centre	50	634	127	15	826	Projected commercial operation 2015
Genesee 4 and 5 [5]	-	-	2	15	700	Targeted completion date as early as 2018
Other	-	3	-	-	-
Subtotal growth projects		858	168
Sustaining – plant maintenance excluding Genesee mine		58	54
Sustaining – Genesee mine maintenance and lands [6]		16	8
Sustaining – other		5	13
Total capital expenditures [7]		937	243
Emission credits held for compliance		27	16
Capitalized interest		(21)	(39)
Purchase of property, plant and equipment and other assets		943	220
Business acquisition, net of acquired cash		-	18

[1]	The Company’s 2015 estimated capital expenditures include only expenditures for previously announced growth projects and exclude other potential new development projects.

[2]	Costs for the Port Dover and Nanticoke project completed in 2013 include certain costs that were incurred subsequent to the date of commercial operations such as site remediation, vendor optimization, project clean-up and project close-out costs.

[3]	Projected capital expenditures to be incurred over the life of the project are based on management’s estimates.

[4]	Capital Power entered into a limited partnership agreement to develop K2 Wind which is expected to be in operation by 2015. The actual 2014 expenditures for K2 Wind primarily consist of the Company’s estimated equity contribution to the K2 Wind partnership. The projected total of $310 million is Capital Power’s share of the K2 Wind partnership’s expected capital expenditures including both debt and equity financed components.

[5]	Excludes interest to fund construction and refundable transmission system contribution payments.

[6]	Capital expenditures for Genesee mine maintenance represent only those capital expenditures funded by the Company for its share of the Genesee mine operation.

[7]	Capital expenditures include capitalized interest. Capital expenditures excluding capitalized interest are presented on the Statement of Cash Flows as purchase of property, plant and equipment and other assets.

Capital Power Corporation Management’s Discussion and Analysis 2014	21

Financing activities

The cash flows used in financing activities for the year ended December 31, 2014 primarily reflected the sum of distributions to non-controlling interests, common share dividends, and preferred share dividends paid of $115 million (2013 - $118 million), repayment of loans and borrowings of $65 million (2013 - $155 million) and interest paid that was capitalized of $39 million (2013 - $21 million). Unlike 2013, there were no requirements for external financing in the form of debt or equity in 2014.

The Company’s credit facilities consisted of:

(unaudited, $ millions)		As at December 31, 2014			As at December 31, 2013
			Credit			Credit
	Maturity	Total	facility		Total	facility
	timing	facilities	utilization	Available	facilities	utilization	Available
CPLP committed credit facility	2018	1,200			1,200
Letters of credit outstanding			122			160
U.S. dollar bank loans outstanding			17			-
		1,200	139	1,061	1,200	160	1,040
CPLP demand facility	N/A	20	-	20	20	-	20
Capital Power Corporation demand facility	N/A	5	-	5	5	-	5
		1,225	139	1,086	1,225	160	1,065

As at December 31, 2014, the committed credit facility utilization decreased $21 million compared with the utilization as at December 31, 2013 primarily due to decreased letters of credit outstanding. The committed credit facility includes an accordion feature that permits an increase to the facility size by $300 million in the future, subject to certain conditions including lender approval. The maturity date of CPLP’s credit agreements is July 9, 2018.

The available credit facilities provide the Company with adequate funding for ongoing development projects.

CPLP has a corporate credit rating of BBB- with a stable outlook from Standard & Poor’s (S&P). According to S&P, a BBB- corporate credit rating exhibits adequate capacity to meet financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments.

CPLP has a long-term debt credit rating of BBB from DBRS Limited (DBRS). The BBB rating assigned by DBRS is the fourth highest rating of DBRS’ ten rating categories for long-term debt obligations. According to DBRS, long-term debt rated BBB is of adequate credit quality. The capacity of the payment of financial obligations is considered acceptable but the entity is vulnerable to future events.

The above credit ratings from S&P and DBRS are investment grade credit ratings which enhance CPLP’s ability to re-finance existing debt as it matures and to access cost competitive capital for future growth.

The loan and credit agreements require CPLP to meet certain financial covenants as described below:

Financial covenant	Required at the end of each fiscal quarter	Actual as at December 31, 2014
Senior debt to consolidated capitalization ratio [1]	Not more than 0.65 to 1.0	0.36
Consolidated EBITDA to consolidated interest expense [1,2]	Not less than 2.5 to 1.0	3.2

[1]	As defined in the relevant agreements.

[2]	Only in the event that CPLP is assigned a rating of less than BBB- by S&P and less than BBB (low) by DBRS.

Capital Power Corporation Management’s Discussion and Analysis 2014	22

Future cash requirements

The following estimates of future cash requirements are subject to variable factors including those discussed in Forward-looking Information. Capital Power’s expected cash requirements for 2015 include:

•	$249 million for medium-term note settlement and/or repayment,
•	$102 million for capital expenditures excluding capitalized interest and emission credits held for compliance,
•	$26 million for CPLP distributions to EPCOR (subject to approval by the Board of Directors of CPLP’s general partner), and
•	$116 million for common share dividends and $22 million for preferred share dividends (subject to approval by Capital Power Corporation’s Board of Directors).

Capital Power Corporation has a Dividend Re-investment Plan (DRIP) where shareholders may elect to reinvest their quarterly cash dividends for additional shares of Capital Power Corporation as an alternative to receiving cash dividends. The participation rate in the DRIP was approximately 36% for 2014. Depending on the participation rate for 2015, cash requirements for common share dividends may differ from the above expectations.

The current portion of loans and borrowings on the December 31, 2014 statement of financial position included $334 million senior debt payable to EPCOR which was classified as current since the debt is callable and, therefore, potentially repayable in 2015 (see Transactions with Related Parties).

The Company expects to fund the construction of the Genesee 4 and 5, Shepard Energy Centre and K2 Wind projects using existing bank credit facilities and cash flows from operating activities. K2 Wind will be financed by non-recourse project debt issued by the K2 Wind limited partnership. The Company’s other cash requirements identified above are expected to be funded with cash on hand, cash flows from operating activities, and use of existing bank credit facilities.

The Company uses short form base shelf prospectuses to provide it with the ability, market conditions permitting, to obtain new debt and equity capital from external markets when required. Under the short-form base shelf prospectuses, Capital Power may raise up to $3 billion by issuing common shares, preferred shares, subscription receipts exchangeable for common shares and/or other securities of the Company and/or debt securities, and up to $1 billion by issuing medium-term notes with maturities of not less than one year. These prospectuses expire in January 2017.

Financial market stability remains an issue. If instability reoccurs in the Canadian and U.S. financial markets, Capital Power’s ability to raise new capital, to meet its financial requirements, and to refinance indebtedness under existing credit facilities and debt agreements may be adversely affected. Capital Power has credit exposure relating to various agreements, particularly with respect to its PPA, trading and supplier counterparties. While Capital Power continues to monitor its exposure to its significant counterparties, there can be no assurance that all counterparties will be able to meet their commitments.

Off-statement of financial position arrangements

The Company has off-statement of financial position arrangements including operating leases and, as at December 31, 2014, $122 million of outstanding letters of credit for collateral support for trading operations, conditions of certain service agreements and to satisfy legislated reclamation requirements. If the Company were to terminate these off-statement of financial position arrangements, the penalties or obligations would not have a material impact on the Company’s financial condition, results of operations, liquidity, capital expenditures or resources.

Capital resources

(unaudited, $ millions)	As at December 31
	2014	2013
Loans and borrowings	1,586	1,527
Less cash and cash equivalents	71	100
Net debt	1,515	1,427
Share capital	2,391	2,328
Retained earnings and other reserves	60	89
Non-controlling interests	552	587
Total equity	3,003	3,004
Total capital	4,518	4,431

Capital Power Corporation Management’s Discussion and Analysis 2014	23

CONTRACTUAL OBLIGATIONS AND CONTINGENT LIABILITIES

(unaudited, $ millions)	Payments due by period
	2015	2016	2017	2018	2019	Thereafter	Total
Loans and borrowings	599	11	11	25	258	692	1,596
Interest on loans and borrowings	86	54	51	51	44	86	372
Capital – growth projects [1]	31	62	200	259	141	49	742
Acquired PPA obligations – fixed [2]	33	37	35	38	39	41	223
Acquired PPA obligations – variable [2]	61	58	61	60	64	64	368
Decommissioning provisions [3]	2	2	2	2	2	292	302
Energy purchase and transportation contracts [4]	124	105	76	89	91	416	901
Operating and maintenance contracts	17	18	18	20	19	216	308
Operating leases	8	7	8	8	-	71	102
Environmental credits	13	8	7	1	1	-	30
Commodity and other derivatives liabilities net of financial assets	17	5	3	1	-	-	26
Total	991	367	472	554	659	1,927	4,970

[1]	Capital Power’s obligations for capital – growth projects include the Shepard Energy Centre, K2 Wind and Genesee 4 and 5 projects.

[2]	Capital Power’s obligation to make payments on a monthly basis for fixed and variable costs under the terms of its acquired PPAs will vary depending on generation volume and scheduled plant outages. Fixed costs include fixed operation and maintenance expenditures, fuel, depreciation, decommissioning, return on equity, and return on debt and working capital.

[3]	Capital Power’s decommissioning provisions reflect the undiscounted cash flows required to settle obligations for the retirement of its generation plants and Genesee coal mine.

[4]	Includes natural gas transportation contracts which are based on estimates subject to changes in regulated rates for transportation and have expiry terms ranging from 2015 to 2019.

Contingent liabilities

Capital Power is participating in a line loss factor proceeding underway before the Alberta Utilities Commission (AUC) regarding factors that form the basis for certain transmission charges paid by Alberta generators including Capital Power. This proceeding intends to address the factors to be applied for the years 2006 forward and is expected to be completed in three modules. In January 2015, the AUC issued its decision in Module A of the line loss factor proceeding that the AUC has the jurisdiction and authority to retrospectively change the line loss rule and related loss factors and that such changes as may be determined will be applied retroactively. Module B will address the replacement line loss factors and rules. Module C will address the compensation to be paid or received by the various parties. It is expected that a Module B decision will be issued no earlier than the third quarter of 2015 while the timing of a Module C decision is unknown. There are many variables and considerations that must be taken into account in establishing transmission line loss factors and new line loss factors have not been established nor has any mechanism for the sharing of any retrospective adjustments been established. Capital Power may incur material additional transmission charges on a retrospective and go-forward basis but a provision has not been recorded in the Company’s financial statements since the outcome of the proceeding is not known.

The Company previously disclosed that it believed that any revised factors that would arise from these proceedings would be applied prospectively and that Module A would commence in April 2015. Capital Power has updated its position consistent with the ruling that the AUC has the jurisdiction and authority to retrospectively change the line loss rule and related loss factors. However, the Company continues to consider potential legal and other actions to mitigate any potential exposure. The timing of completion of Module A was moved forward by the AUC.

The Company and its subsidiaries are subject to various legal claims that arise in the normal course of business. Management believes that the aggregate contingent liability of the Company arising from these claims is immaterial and therefore no provision has been made.

Capital Power Corporation Management’s Discussion and Analysis 2014	24

TRANSACTIONS WITH RELATED PARTIES

(unaudited, $ millions)		Year ended December 31
	Note	2014	2013
EPCOR (shareholder)
CPLP distributions paid	(a)	24	36
Purchase of distribution and transmission services	(b)	2	1
Purchase of other services	(b)	8	6
Power sales	(b)	11	6
Interest incurred on unsecured senior debt payable	(c)	21	22
Repayment of unsecured senior debt payable	(c)	8	14

The City of Edmonton (sole shareholder of EPCOR)
Power sales	(b)	2	21

		As at December 31
	Note	2014	2013
EPCOR (shareholder)
Trade and other receivables	(b)	3	1
Trade and other payables	(b)	13	14
Provision for future maintenance costs associated with EPCOR’s Rossdale plant	(d)	2	3
Loans and borrowings	(c)	334	341

The City of Edmonton (sole shareholder of EPCOR)
Trade and other receivables	(b)	-	5

(a)	As at December 31, 2014 and 2013, EPCOR owned 18.841 million exchangeable common limited partnership units of CPLP, (representing approximately 18% at December 31, 2014 and 19% at December 31, 2013 of CPLP), and 18.841 million accompanying special voting shares and one special limited voting share of Capital Power Corporation. In connection with EPCOR’s unitholdings, CPLP paid distributions to EPCOR for the years ended December 31, 2014 and 2013.

(b)	The power sales and purchase of other services transactions with EPCOR and the City of Edmonton were in the normal course of operations and were recorded at exchange amounts based on normal commercial rates. The Company has a lease agreement with EPCOR for office space that requires payment to EPCOR of $5 million per year through 2031.

(c)	The Company’s unsecured senior debt payable to EPCOR, at interest rates ranging from 5.80% to 9.00% per annum, matures between 2015 and 2018. As at December 31, 2014, since EPCOR owns less than 20% of the outstanding limited partnership units of CPLP, EPCOR may, by written notice, require repayment of all or any portion of the outstanding principal amount of this debt and accrued interest thereon. If the principal amount specified in such repayment is less than $200 million, then it and the accrued interest thereon shall be payable on or before 180 days after delivery of notice, and if it is $200 million or more, then it and the accrued interest thereon shall be payable on or before 365 days after delivery of notice.

(d)	The Rossdale plant, which is owned by EPCOR, was taken out of service in January 2009 and was decommissioned. Certain structures at the plant site were designated as Provincial Historical Resources by the Province of Alberta and are thereby legally protected from demolition. These structures, and additional structures at the plant site, are also on the City of Edmonton’s Register of Historic Resources. CPLP has an obligation to EPCOR to share in some of the costs for ongoing operations and maintenance of the Rossdale plant and related assets until 2019.

Capital Power Corporation Management’s Discussion and Analysis 2014	25

RISKS AND RISK MANAGEMENT

The Company’s approach to risk management is to identify, monitor and manage the key controllable risks facing the Company and consider appropriate actions to respond to uncontrollable risks. Risk management includes the controls and procedures for reducing controllable risks to acceptable levels and the identification of the appropriate actions in cases of events occurring outside of management’s control. Acceptable levels of risk are established by the Board of Directors and govern the Company’s decisions and policies associated with risk. The Board of Directors reviews the Company’s risk profile on a semi-annual basis and material changes to the risk profile as required.

Capital Power employs an Enterprise Risk Management Program (ERM Program) to identify, evaluate, report and monitor key risks that may affect the achievement of the Company’s strategic and related business objectives. The ERM Program aligns with the International Organization for Standardization’s standard for risk management, ISO 31000, and the Company’s approach is to undertake risk assessment in conjunction with core corporate processes.

Subject to the oversight of the Board of Directors, risk management is carried out at several levels. The President and Chief Executive Officer (CEO) has ultimate accountability for managing the Company’s risks and approves the framework for enterprise risk management. The President and CEO, and the rest of the executive team provide general oversight and policy review and recommendation. They meet periodically to review enterprise risk management performance and to evaluate significant or emerging risks. The Risk Oversight Council (consisting of the senior management representatives appointed by the President and CEO) establishes the overall direction, structure, conduct and control of Capital Power’s commodity exposure management activities, both in the physical markets and the financial derivatives markets. The Vice President, Risk Management and Internal Audit is responsible for the enterprise risk management framework including developing risk management policies and processes and monitoring the Company’s compliance with the policies and processes by performing periodic reviews and internal audits. He is also responsible for the leadership of the commodity risk management (middle office) function and the leadership of security and contingency planning. Individual executive risk owners are accountable for carrying out the risk management and mitigation activities associated with the risks in their respective operations. All Capital Power employees are expected to understand the risks that fall within their areas of responsibility and to manage these risks within approved risk tolerances.

Management views risk management as an ongoing process; it continually looks for ways to enhance the Company’s risk management processes.

Capital Power’s principal risk factors could have an adverse impact on the Company’s business, prospects, financial condition, results of operations, cash flow, liquidity, capital expenditures, or resources. Not only do these risks provide Capital Power with exposure to negative consequences but also to the possibility that positive consequences will be missed. The identified risk factors are interdependent and the potential impact of any one factor is generally difficult to quantify as the impact of other risk factors changes at the same time or at a subsequent time. These principal risk factors are discussed below:

Performance of assets of acquired PPA and joint arrangements risk

Some of Capital Power’s assets are operated through an acquired PPA and joint arrangements under which Capital Power is not the operator of the associated assets. There is a risk that the assets will not be operated in accordance with Capital Power’s expectations or requirements which could result in financial loss to the Company. While contractual agreements help minimize risk, there can be no assurance that such operations will continue to be effective.

The occurrence of an event which disrupts the ability of the Sundance power plants to produce or sell power or thermal energy for an extended period under the Sundance PPA would likely require Capital Power to replace the electricity at market prices prevailing at that time, although it would be relieved of the obligation to pay the unit capacity fee. Depending on market liquidity, these market prices could be significantly higher than the prices inherent in the Sundance PPA, thus increasing the cost of energy purchases to Capital Power. Similar factors could affect Capital Power’s generation plants that are operated by third parties.

Strategies employed for managing acquired PPA and joint arrangements risk:

•	Work with plant owner and/or operator to execute appropriate operating and maintenance practices to minimize the likelihood of prolonged unplanned down time.
•	Measure performance against benchmarks.
•	Actively participate in management committees of joint operations.
•	Proactively manage the contract’s rights and obligations based on thorough understanding of the contract.
•	Proactively assess and resolve any contract issues including force majeure claims and appropriately respond with dialogue, advocacy, negotiation, arbitration and legal actions, as required.

Capital Power Corporation Management’s Discussion and Analysis 2014	26

Legal, regulatory and stakeholder risk

Capital Power is subject to risk associated with changing political conditions and with changes in federal, provincial, state, or local laws and regulations or common law and their interpretation by administrative tribunals or the courts. It is not possible to predict changes in the legislative and regulatory environment or their impact on the Company’s business, income tax status, and operations. Capital Power is required to maintain numerous licenses, permits and governmental approvals for the development, construction and operation of its projects and participation in its markets. If Capital Power fails to satisfy the conditions of these instruments, there could be an adverse impact on the effectiveness and cost of those projects or operations. Many of the regulatory approval processes for the development, construction and operation of power generation facilities require stakeholder input. Accordingly, progress in Capital Power’s development, construction and operation activities could be impeded by stakeholder intervention. Changes in law and regulatory requirements, such as the Canadian Securities Administrators proposed Derivative Product Determination and Trade Repositories and Derivatives Data Reporting rules may also adversely impact the market dynamics for Capital Power, the participation levels of counterparties that Capital Power relies on to support its portfolio optimization strategies and the costs associated with participating in these markets.

Capital Power's assets are emitters of various air pollutants including CO2, NOx, SO2, mercury, and particulate matter. Accordingly, Capital Power's operations are subject to extensive environmental laws, regulations and guidelines relating to the generation and transmission of electricity, pollution and protection of the environment, health and safety, air emissions, water usage, wastewater discharges, hazardous material handling and storage, treatment and disposal of waste and other materials, remediation of sites, and land-use responsibility.

These regulations can impose liability for costs to investigate or remediate contamination. Compliance with new regulatory requirements may require Capital Power to incur significant capital expenditures or additional operating expenses, and failure to comply with such regulations could result in fines, penalties or the curtailment of operations. Further, there can be no assurance that compliance with or changes to environmental regulations will not materially adversely impact Capital Power’s business, prospects, financial condition, operations or cash flow.

Capital Power’s ability to develop new projects is also affected by the availability of transmission and distribution systems. If restrictive transmission price regulation is imposed, the transmission companies may not have sufficient incentive to invest in expansion of transmission infrastructure. Capital Power cannot predict whether transmission facilities will be expanded in specific markets to accommodate competitive access to those markets.

Capital Power’s operations are complex and the determination of income taxes involves income tax interpretations, regulations and legislation that are continually changing. Future changes in tax legislation may have an adverse impact on Capital Power, its shareholders and the value of the Company’s common shares.

Strategies employed for managing legal, regulatory and stakeholder risk:

•	Identify existing, new or changed laws or regulations and prepare appropriate responses or plans.
•	Comply with all applicable laws, regulations and guidelines and monitor compliance.
•	Perform environmental compliance audits with corrective actions as necessary.
•	Establish positive relationships with all levels of government and stakeholders.
•	Consult with all levels of government with respect to policy development and current and potential legislation.
•	Execute on-time permitting, license renewals and other activities associated with laws and regulations.
•	Proactively identify environmental risks within operations, maintenance and construction activities and promote awareness throughout and at all levels of the Company.
•	Ensure that contractors align with Capital Power’s environmental policies and procedures.
•	Support the timely development of appropriate transmission capability through active relationships with regulators and government.
•	Develop and maintain tax expertise and resources necessary to interpret tax legislation.
•	Consult with government with respect to tax policy development and proposed legislation.

Capital Power Corporation Management’s Discussion and Analysis 2014	27

Commodity price volatility

The market price for electricity, in the jurisdictions and markets in which Capital Power operates, affects Capital Power’s revenues. Capital Power buys and sells some of its electricity in the wholesale markets of Alberta, Ontario, and the U.S. Such transactions are settled at the spot market prices of the respective markets. Market electricity prices are dependent upon a number of factors including: the projected supply and demand of electricity, the price of raw materials that are used to generate electricity, the cost of complying with applicable environmental and other regulatory requirements, the structure of the particular market, and weather conditions. Natural gas price levels may impact power prices in the markets that the Company participates in. It is not possible to predict future electricity prices with certainty, and electricity price volatility could therefore have a material effect on Capital Power.

Electricity sales associated with the PPA for Genesee 1 and 2 are accounted for as long-term fixed margin contracts, which limits the impact of swings in wholesale electricity spot prices, unless plant availability drops significantly below the PPA target availability for an extended period. Electricity sales and steam sales associated with the Joffre facility located at the Nova Chemicals Company (NOVA) petrochemical complex are subject to market price variability as there are provisions in the contract with NOVA that require the facility to run to provide steam to the host facility, irrespective of market prices. Although the Company’s 50% interests in Genesee 3 and Keephills 3 are not covered by long-term commercial contracts, the units are baseload coal-fired generating plants with relatively low variable costs and generally run when they are available. For the Company’s Genesee 3, Keephills 3, CBEC and Joffre plants, and the acquired Sundance PPA plant, spot electricity prices, the plants’ variable costs, and planned and unplanned outages affect profitability.

Capital Power uses derivative instruments, including futures, forwards, options and swaps, to manage its commodity and financial market risks inherent in its electricity generation operations. These activities, although intended to mitigate price volatility, expose Capital Power to other risks. When Capital Power sells power forward, it gives up the opportunity to sell power at potentially higher prices in the future which may result in lost opportunity costs. Selling forward may also result in losses if the underlying price to provide replacement power, in the event of an outage, turns out to be greater than the contract price. In addition, Capital Power purchases and sells commodity-based contracts in the natural gas and electricity markets for trading purposes. In the future, Capital Power could recognize financial losses on these contracts as a result of volatility in the market values of the underlying commodities.

Capital Power is exposed to market risks through its power marketing business, which involves the sale of energy, capacity and related products, and the purchase and sale of fuel, transmission services and emission allowances. These market risks primarily include volatility arising from location and from timing differences that may be associated with buying and transporting fuel, converting fuel into energy and delivering the energy to a buyer.

When aggregate customer electricity consumption (load shape) changes unexpectedly, Capital Power is exposed to price risk. Load shape refers to the different pattern of consumption between peak hours and off-peak hours. Consumption is higher during peak hours when people and organizations are most active; conversely, consumption is lower during off-peak hours at night or early morning.

Capital Power Corporation Management’s Discussion and Analysis 2014	28

Strategies employed for managing commodity price volatility risk:

•	Execute Company’s growth strategy and re-contract generation plants under new or extended contracts to maintain a balance of contracted and non-contracted plants.
•	Limit exposure to market price volatility by entering into long-term contracts such as those contracts for the Company’s Genesee 1 and 2, Kingsbridge 1, Port Dover and Nanticoke, Quality Wind, Island Generation, Roxboro and Southport plants.
•	Maintain a commodity risk management program which provides the infrastructure to manage commodity and trading risks associated with the commodity business.
•	Take market risk positions within authorized limits approved by Capital Power’s executive team and Board of Directors.
•	Report daily key risk measures in relation to applicable limits to the executive team with quarterly review by the Board of Directors.
•	Perform regular commodity portfolio stress testing to observe the effects of plausible scenarios taking into account historical maximum volatilities and observed price movements.
•	Minimize exposure to extreme price fluctuations, especially during higher priced peak hour periods. To do this, Capital Power relies on historical load shape data provided by load settlement agents and local distribution companies to anticipate what the aggregate customer electricity consumption will be during peak hours. When consumption varies from historical consumption patterns and from the volume of electricity purchased for any given peak hour period, Capital Power is exposed to prevailing market prices because it must either buy electricity if it is short or sell electricity if it is long. Such exposures can be exacerbated by other events such as unexpected generation plant outages and unusual weather patterns.
•	Limit exposure to spot price variability within specified risk limits by entering into various purchase and sale arrangements for periods of varying duration. Due to limited market liquidity and the variability of electricity consumption between peak hours and off-peak hours, it is not possible to hedge all positions every hour. The Company operates under specific policy limits, such as total commodity risk and stop-loss limits, and generally trades in electricity to reduce the Company’s exposure to changes in electricity prices or to match physical or financial obligations.

Operation and maintenance of equipment and systems risk

Power plant operations are susceptible to outages due to failure of generation equipment, transmission lines, pipelines or other equipment, which could make the impacted plant unavailable to provide service.

The inability of Capital Power's power plants to generate the expected amount of electricity to be sold under contract or to the applicable market could have a significant adverse impact on the Company’s revenues. In addition, counterparties to PPAs have remedies available to them if Capital Power fails to operate facilities in accordance with contract requirements, including the recovery of damages and termination of contractual arrangements. To the extent that plant equipment requires significant capital and other operation and maintenance expenditures to maintain efficiency, requires longer than forecast down-times for maintenance and repair, experiences outages due to equipment failure or suffers disruptions of power generation for other reasons, Capital Power's cost of generating electricity will increase and its revenues may be negatively affected. As an adopter of new technology, Capital Power can be exposed to design flaws or other issues, the impacts of which may not be covered by warranties or insurance. The failure of Capital Power’s facilities to operate at required capacity levels may result in the facilities having their contracted capacity reduced and, in certain cases, Capital Power having to make payments on account of reduced capacity to power purchasers.

The terms of the PPAs for owned plants and the acquired Sundance PPA provide appropriate incentives to plant owners to keep the plants well maintained and operational. They also provide force majeure protection for high-impact, low-probability events including major equipment failure.

Many of Capital Power's generation plants operate under PPAs or other similar contracts which are subject to a number of risks. PPA contracts contain performance benchmarks that must be achieved and other obligations that must be complied with by Capital Power. Capital Power may incur charges in the event of unplanned outages or variations from the contract performance benchmarks. PPAs expire at various times and there can be no assurance that a subsequent PPA will be available or, if available, that it will be on terms, or at prices that permit the operation of the facility on a profitable basis.

Capital Power depends on transmission facilities owned and operated by third parties to deliver the wholesale power from its power generation plants to its customers. If transmission is disrupted or if the transmission capacity infrastructure is inadequate, there may be a material adverse effect on Capital Power’s ability to sell and deliver wholesale power.

Capital Power Corporation Management’s Discussion and Analysis 2014	29

Capital Power employs several key computer application systems to support its operations, such as electricity plant control, energy trading risk management, and enterprise resource planning systems. Failure of any of these systems, during or after implementation, could result in significant lost revenues, increased costs or regulatory fines. Capital Power is also susceptible to the external risk of unauthorized access to and/or penetration of its computer networks and applications.

Strategies employed for managing operation and maintenance of equipment and systems risk:

•	Establish long-term service agreements with original equipment manufacturers on key assets. Participate in a leased engine program for the LMS 100 units at CBEC to reduce down time by replacing a failed unit with a leased unit provided by the manufacturer.
•	Execute appropriate operating and maintenance practices (reliability program) to minimize the likelihood of prolonged unplanned down time for the Company’s plants.
•	Maintain an inventory of strategic spare parts which can reduce down time in the event of failure.
•	Employ a root cause analysis program to ensure that problems are properly identified and addressed and that learnings are shared across the fleet.
•	Establish and maintain appropriate business interruption, property, and boiler and machinery insurance to reduce the impact of prolonged outages caused by insured events.
•	Minimize the customization of commercial software, monitor the impacts on processes and internal controls and undertake remedial actions, as required.
•	Ensure operations and implementation projects are properly resourced with qualified and trained staff and contractors.
•	Employ robust firewalls and access security protocols as well as detection systems that will identify unauthorized systems or devices.

People risk

Capital Power’s ability to continuously operate its facilities and grow the business is dependent upon attracting, retaining and developing sufficient labour and management resources. Capital Power is experiencing a demographic shift as a significant number of its employees are expected to retire over the next several years. Failure to secure sufficient qualified labour may negatively impact Capital Power’s operations or construction and development projects, or may increase expenses. Capital Power’s current collective bargaining agreements expire periodically and Capital Power may not be able to renew them without a labour disruption or without agreeing to significant increases in labour costs.

The Company’s collective agreement with CSU 52, which represents certain administrative, technical, professional, and information technology employees located in the Edmonton corporate office and Genesee power plant, expired December 13, 2014. All existing terms, conditions and wage rates in the expired collective agreement will continue in force and effect until a new collective agreement is concluded.

Strategies employed for managing human resources risk:

•	Maintain good human resource programs and practices including monitoring developments and contingency plans.
•	Maintain good collective bargaining capability, programs and practices.

The development, construction, ownership and operation of Capital Power's generation assets carry an inherent risk of liability related to public health, and worker health and safety due to exposure to high voltage electricity, high pressure steam, moving and rotating machinery, heavy equipment, driving, and environmental hazards.

Strategies employed for managing health and safety risk:

•	Maintain an organization-wide health and safety culture and system with regular measurements and compliance audits.
•	Maintain facility specific safety programs and work procedures.
•	Ensure that contractors and other stakeholders align with Capital Power’s health and safety policies and procedures.

Capital Power strives to right size the resources required to operate and grow in its markets and minimize the cost of those resources. Failure to do so could negatively impact culture, growth and earnings and place the Company at a competitive disadvantage.

Strategies employed for managing cost optimization and efficiency risk:

•	Set performance targets and measure and report results compared with those targets. Measure performance against benchmarks.
•	Develop and undertake efficiency initiatives and programs.
•	Support internal resources by utilizing retention programs and assessing employee engagement with appropriate communication and follow-up.

Capital Power Corporation Management’s Discussion and Analysis 2014	30

Finance risk

Capital Power's ability to fund current and future capital requirements, along with its working capital needs is dependent upon access to financial markets. Uncertainty and volatility in the Canadian and U.S. financial markets may adversely affect Capital Power's ability to access and arrange financing under favourable terms and conditions. The cost of capital will also depend upon prevailing market conditions and the business performance of Capital Power as indicated by the assigned corporate credit ratings (see Liquidity and Capital Resources). If Capital Power is unable to access sufficient amounts of capital on acceptable terms, there could be an adverse effect on its business plan and financial condition.

Strategies employed for managing credit rating risk:

•	Maintain strong relationships with credit rating agencies.
•	Develop flexible financial structuring to adapt if circumstances would cause a credit rating downgrade from investment grade.

When Capital Power uses financial instruments to sell power forward, it may be required to post significant amounts of cash collateral or other credit support to its counterparties.

Strategies employed for managing liquidity risk:

•	Monitor cash and currency requirements on regular basis by preparing short-term and long-term cash flow forecasts and by matching the maturity profiles of financial assets and liabilities to identify financing requirements.
•	Maintain strong relationships with banks, investment banks and other financial counterparties.
•	Meet financing requirements through a combination of committed and demand revolving credit facilities, financings in public and private capital debt markets, and equity offerings.

Counterparty risk is the possible financial loss associated with the potential inability of counterparties to satisfy their contractual obligations to Capital Power, including payment and performance. In the event of default by a purchasing counterparty, existing PPAs and other agreements may not be replaceable on similar terms. Capital Power is also dependent upon its cogeneration hosts and suppliers of fuel to its plants. If a wholesale electricity market counterparty defaults, Capital Power may not be able to replace such counterparty to effectively manage short or long electricity positions, resulting in reduced revenues or increased power costs. Furthermore, a prolonged deterioration in economic conditions could increase the foregoing risks.

Strategies employed for managing counterparty credit risk:

•	Maintain a credit policy including limits for credit risk exposure levels.
•	Conduct periodic credit reviews on existing counterparties.
•	Use credit enhancements such as cash deposits, prepayments, parent company guarantees, bank letters of credit, master netting agreements, margin accounts and credit derivatives.
•	Monitor and report credit risk exposures.

Extreme natural and other unexpected events risk

Capital Power’s operations are exposed to potential damage resulting from extreme storm and other weather conditions and natural disasters. In addition, major accidents or events including environmental incidents, cyber-attacks, and physical terrorist attacks are possible and the negative consequences could be significant.

Strategies employed for managing extreme events risk:

•	Establish and maintain emergency and other related contingency planning measures to enable the timely response to and recovery from extreme weather and other events.
•	Maintain appropriate insurance coverage.

Capital Power Corporation Management’s Discussion and Analysis 2014	31

Competition, acquisition, development and construction risk

In the course of assessing development and acquisition opportunities, Capital Power may be required to incur significant expenditures, such as those related to preliminary engineering, permitting, legal and other expenses, before determining whether a project is feasible and economically viable. There can be no assurance that Capital Power will pursue or win any opportunity assessed.

The risks associated with acquisitions of additional companies or assets in the power generation industry include the failure to identify material problems during due diligence, the overpayment for assets and the inability to arrange financing for an acquisition. Further, the integration and consolidation of acquisitions requires substantial human, financial and other resources. There can be no assurances that any future acquisitions will perform as expected or that the returns from such acquisitions will support the indebtedness incurred to acquire them or the capital expenditures needed to develop them.

In developing and constructing a power generation facility, there are numerous tasks Capital Power must complete. These include obtaining government permits and approvals, site agreements, construction contracts, access to power grids, electrical transmission agreements, fuel supply and transportation agreements, equipment, and financing. There can be no assurance that Capital Power will be successful in completing such tasks on a timely basis or at all. The development and future operation of power generation facilities can be adversely affected by changes in government policy and regulation, environmental concerns, stakeholder activism, increases in capital costs, increases in interest rates, competition in the industry, labour availability, labour disputes, increases in material costs and other matters beyond the control of Capital Power. In the event that a project is not completed or does not operate at anticipated performance levels, Capital Power may not be able to recover its investment.

Strategies employed for managing competition, acquisition, development, and construction risk:

•	Perform detailed project analyses, risk assessments and due diligence prior to and during construction or acquisition.
•	Perform post-implementation evaluation of all major acquisition and development projects to improve internal capabilities and processes and to leverage lessons learned for future projects. When necessary, corrective actions are taken to increase the likelihood of investment recovery.
•	Enter into favourable long-term contracts for the projects’ output, whenever possible.

Ongoing research and development activities improve upon existing power technologies and reduce the cost of alternative methods of power generation. As identified by ongoing research and development activities, Capital Power’s plants may over time be unable to compete with newer more efficient plants utilizing improvements to existing power technologies and cost-efficient new technologies.

EPCOR ownership risk

For as long as EPCOR maintains a significant indirect equity and voting interest in the Company, EPCOR will have the ability to significantly influence the outcome of shareholder votes, including the ability to prevent certain fundamental transactions. As a result, EPCOR has the ability to influence many matters affecting the Company.

EPCOR’s significant equity ownership may discourage transactions involving a change of control of the Company, including transactions in which a holder of common shares might otherwise receive a premium for its common shares over the then-current market price.

The interests of other common shareholders are protected by the Board structure which provides EPCOR the right, voting separately as a class, to nominate and elect two directors of the Company. There are currently 10 directors on Capital Power’s Board of Directors.

EPCOR has no contractual obligation to retain any exchangeable common limited partnership units of CPLP or common shares of the Company. At December 31, 2014, EPCOR’s interest in the Company was approximately 18%. EPCOR has advised the Company that it plans to eventually sell all or a substantial portion of the common shares underlying its exchangeable common limited partnership units, subject to market conditions, its requirement for capital and other circumstances that may arise in the future. Capital Power is entitled to defer such offerings of common shares requested by EPCOR in certain circumstances for a limited period. Any sale of substantial amounts of common shares in the public market by EPCOR or the Company, or the perception that such sales could occur, could adversely affect prevailing market prices for the common shares and impede the Company's ability to raise capital through the issuance of additional equity securities.

Capital Power Corporation Management’s Discussion and Analysis 2014	32

Strategies employed for managing EPCOR ownership risk:

•	Maintain good relationship with EPCOR to ensure that EPCOR continues to act only as an investor in and not as a manager of the Company.

Energy supply risk

Capital Power requires energy from sources such as coal, natural gas, wind, wood waste and tire derived fuel to generate electricity. A disruption in the supply or a significant increase in the price of any supplies required by Capital Power could have a material adverse impact on Capital Power's business, financial condition and results of operation. The price of fuel supplies is dependent upon a number of factors, including: (i) the supply and demand for such fuel supplies, (ii) the quality of the fuel, and (iii) the cost of transporting such fuel supplies to Capital Power’s facilities. Changes in any of these factors could increase Capital Power's cost of generating electricity or decrease Capital Power’s revenues due to production cutbacks.

Coal for the Genesee and Keephills 3 plants is supplied under long-term agreements where the price is based on a cost-of-service model with annual updates for inflation, interest rate and capital budget parameters and is therefore not subject to coal market price volatility. A shortage of coal supply resulting from significant disruption of the coal mine equipment and operation could negatively impact generation and revenues from these plants. Most of Capital Power's natural gas-fired plants are operated as merchant facilities and as such are susceptible to the risks associated with the volatility of natural gas prices and the prevailing electricity market prices. Natural gas purchases for these power plants are made under variable price contracts and when a facility’s heat rate (a measure of fuel efficiency) does not meet expectations, unit profitability is affected. Island Generation operates under a long term PPA with fuel cost flow-through provisions.

Capital Power's wind power facilities are dependent on the availability and constancy of sufficient wind resources to meet generation capacity. Fluctuations in wind speed or duration could have a material negative impact on revenues for these facilities in any year.

Strategies employed for managing energy supply risk:

•	Establish long-term supply agreements.
•	Maintain coal stock-pile inventories.
•	Establish contracts with fuel cost flow-through provisions, where possible.
•	Actively participate on the Genesee Coal Mine Joint Venture Committee and exercise contractual rights as required.

General economic conditions, business environment and other risks

In addition to all the risks previously described, the Company is subject to adverse changes in its markets and general economic conditions. The Company is exposed to risks associated with income tax filings, foreign exchange, weather, legal and arbitration proceedings, and risks that are not fully covered by various insurance policies.

Environmental risk is incorporated in several different types of risks discussed in this and other subsections of this Risk and Risk Management section including legal, regulatory and stakeholder risk, people risk, operation and maintenance of equipment and systems risk, extreme natural and other unexpected occurrences, energy supply risk, and reputation risk.

Capital Power’s tax filings are subject to audit by taxation authorities. While Capital Power maintains that its tax filings have been made in accordance with all such tax interpretations, regulations, and legislation, Capital Power cannot guarantee that it will not have disagreements with taxation authorities with respect to its tax filings.

The statutory income tax rate on income before tax for 2014 and 2013 was 25%. The effective income tax rate can change depending on the mix of earnings from various jurisdictions, and on deductions and inclusions in determining taxable income that do not fluctuate with earnings.

Strategies employed for managing tax compliance risk:

•	Develop and maintain tax expertise and resources necessary to understand tax legislation.
•	Comply with tax laws of jurisdictions that Capital Power operates in.

Capital Power Corporation Management’s Discussion and Analysis 2014	33

Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar affect Capital Power’s capital and operating costs, revenues and cash flows and could have an adverse impact on Capital Power’s financial performance and condition. The U.S. plant operations and the foreign-sourced equipment required for capital projects are transacted in U.S. dollars. In addition, certain indebtedness is denominated in U.S. dollars.

Strategies employed for managing foreign exchange risk:

•	Utilize foreign currency forward contracts.
•	Contract significant purchases or borrowings in Canadian dollars.
•	Utilize U.S. dollar denominated debt to finance U.S. acquisitions and developments.

The Company is dependent upon cash dividends, distributions or other transfers from its subsidiaries, including CPLP, in order to repay any debt the Company may incur, to make dividend payments to its shareholders and meet its other obligations. The right of the Company, as a unitholder or shareholder of these entities, to realize on the assets of these entities in the event of their bankruptcy or insolvency, would be subordinate to the rights of their creditors and claimants preferred by statute. CPLP’s credit facilities prohibit CPLP from making distributions, if an event of default has occurred and is continuing or would reasonably be expected to result from the distribution. As of December 31, 2014, the Company loaned $473 million to CPLP under subordinated debt agreements. The terms of this agreement allow interest to be deferred. If interest is deferred, then CPLP has covenanted not to make distributions on any of its outstanding common limited partnership units.

Weather can have a significant impact on Capital Power’s operations. Temperature levels, seasonality and precipitation, both within Capital Power’s markets and adjacent geographies, can affect the level of demand for electricity and natural gas, thus resulting in electricity and natural gas price volatility.

In the normal course of Capital Power’s operations, it may become involved in various legal proceedings including arbitration of the interpretation of any contract. The outcome with respect to outstanding, pending or future proceedings cannot be predicted with certainty. However, the Company does not believe that the outcome of any claims or potential claims of which it is aware will have a material adverse effect on Capital Power’s financial condition and results of operations (see Contractual Obligations and Contingent Liabilities).

The Company considers reputation risk to be a consequence of all other risks that it faces. If a certain risk factor results in positive or negative consequences to the Company, its reputation may also be positively or negatively affected. In part, the Company manages its reputation risk by employing appropriate risk management strategies for all identified risks.

Capital Power’s property, boiler and machinery, business interruption and liability insurance coverages are established and maintained to minimize financial exposures associated with extreme weather and other events. The insurance coverages are subject to deductibles, limits and exclusions, and may not provide sufficient coverage for these and other insurable risks. There can be no assurance that such insurance will continue to be offered on an economically feasible basis or that all events that could give rise to a loss or liability are insurable.

There can be no assurance that any risk management steps taken by Capital Power with the objective of mitigating the foregoing risks will avoid future loss due to the occurrence of such risks.

ENVIRONMENTAL MATTERS

The Company recorded decommissioning provisions of $161 million as at December 31, 2014 ($120 million as at December 31, 2013) for its generation plants and the Genesee coal mine as it is obliged to remove the facilities at the end of their useful lives and restore the plant and mine sites to their original condition. Decommissioning provisions for the coal mine are incurred over time as new areas are mined, and a portion of the liability is settled over time as areas are reclaimed prior to final pit reclamation.

The Company is obligated to purchase environmental credits totaling approximately $30 million in the current and future years and expects to mostly use these credits to comply with applicable environmental regulations.

Capital Power Corporation Management’s Discussion and Analysis 2014	34

USE OF JUDGEMENTS AND ESTIMATES

In preparing the consolidated financial statements, management made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Critical judgements in applying accounting policies

The main judgements that were used in preparing the Company’s consolidated financial statements relate to:

Judgement	Management applies judgement to evaluate	Resulting conclusions
Cash generating units	What constitutes a cash generating unit based on the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.	Cash generating units were determined giving consideration to geographic proximity and shared risk exposure and risk management.
Asset impairment	Whether events or circumstances may indicate that an asset’s carrying amount exceeds its recoverable amount.

In 2014, deferred tax assets related to U.S. income tax loss carryforwards were written down based on the Company’s updated forecast of U.S. taxable income.

The recoverability of goodwill and indefinite life intangibles is tested annually. No impairments were recognized in 2014 since expected recoverable amounts exceeded carrying amounts.

Whether an arrangement contains a lease and classification of leases

Whether a PPA or similar contract conveys the right to use the Company’s property, plant and equipment in return for payment, and, if so, a lease exists.

Whether substantially all the risks and rewards of ownership of property are transferred to determine if the lease is accounted for as a finance lease or, if not, the lease is accounted for as an operating lease.

Contracts that convey the right to use Capital Power’s property, plant and equipment and, therefore, contain a lease:

1. Finance leases (substantially all the risks and rewards are transferred)

• Kingsbridge energy supply contract

• Port Dover and Nanticoke energy supply contract

• Quality Wind electricity purchase agreement

2. Operating leases (substantially all the risks and rewards remain with Capital Power)

• Genesee 1 and 2 PPA

• Island Generation PPA

• Roxboro PPA

Control of subsidiaries that are less than wholly-owned	Whether certain subsidiaries are controlled by the Company even though the subsidiaries are less than wholly-owned.	Since the Company has majority rights in each case, CPLP and Genesee Coal Mine are subsidiaries that are consolidated and have non-controlling interests.
Classification of joint arrangements	How joint arrangements structured through a separate vehicle should be classified; either as a joint venture or a joint operation.

K2 Wind is accounted for as a joint venture because each of the partners effectively has rights to the net assets of the arrangement.

Genesee 3, Keephills 3, Joffre, Shepard Energy Centre and Genesee 4 and 5 are accounted for as joint operations because each of the joint operators has rights to the assets and obligations for the liabilities of the arrangement and rights to the corresponding revenues and obligations for the corresponding expenses.

Capital Power Corporation Management’s Discussion and Analysis 2014	35

Assumptions and estimation uncertainties

The following identifies key information about assumptions and estimation uncertainties that could have a significant risk of resulting in material adjustments:

Estimate	Impacts and assumptions subject to estimation uncertainty
Measurement of fair values	Carrying amounts for financial instruments
• Amounts and timing of future cash flows
• Future prices
• Future interest rate yield curves
• Volatility

Impairment of financial and non-financial assets and liabilities
• Discount rates
• Growth rates
• Other cash flow assumptions including revenues, expenses and capital expenditures
• Future generating capacity
• Contract renewals and rates adjusted for inflation
• Fuel mix at optimized levels

Decommissioning and other provisions
• Discount rates
• Amount and timing of asset retirement
• Extent of site remediation required
• Future cash flows based on amount and timing of settlement of obligation
• Expected customer renewals for other provisions

Share-based payments
• Share price at grant date
• Expected volatility, option life and dividend yield
• Risk-free interest rate
• Exercise price
• Expiry date

Purchase price allocations to financial and non-financial assets and liabilities
• Same fair value measurement factors and assumptions as applicable to determine carrying amounts for derivative financial instruments, impairment of financial and non-financial assets and liabilities, and decommissioning and other provisions

Depreciation and amortization	Asset’s useful life based on the life characteristics of common assets

Recognition of deferred tax assets and availability of future taxable income against which carryforward tax losses can be used.	Deferred tax assets and income tax provisions based on likelihood that tax losses will be recovered from future taxable income

Revenue recognition	Value of electricity and natural gas consumed by customers but not billed until after year-end based on data provided by the parties delivering the commodity

Capital Power Corporation Management’s Discussion and Analysis 2014	36

ACCOUNTING CHANGES

Effective January 1, 2014

The Company adopted a number of new accounting standards, together with the consequential amendments to other standards, as issued by the International Accounting Standards Board (IASB). The changes that are significant to Capital Power are:

Standard	Description	Impact to Capital Power
Recoverable amount disclosures for non-financial assets – amendments to IAS 36 Impairment of assets	In May 2013, the IASB issued amendments to IAS 36 which require disclosure of the recoverable amount of impaired assets and additional disclosures about the measurement of the impaired assets when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount.	The amendments are effective for annual periods beginning on or after January 1, 2014. However, the Company early adopted the amendments, on a retrospective basis, with insignificant impact to the Company’s financial statement note disclosures.

Future

The IASB issued the following new standards and amendments to existing standards that were not yet effective as of December 31, 2014 and which may significantly impact Capital Power:

Standard	Description	Impact to Capital Power	Effective Date
General hedge accounting (amendments to IFRS 9, IFRS 7, and IAS 39)	Potentially provides that hedge accounting may be applied to more hedge strategies, that some own use contracts may be fair valued, and to remove the bright line assessment of hedge effectiveness.	May be able to apply hedge accounting to more hedge strategies. Capital Power is currently analyzing the requirements to determine how best to apply them, determine system requirements, and develop the required disclosures.	These amendments do not have a mandatory effective date but are available for application under IFRS 9 or IFRS 39.
Acquisition of an interest in a joint operation (amendments to IFRS 11)	Provides guidance on how a joint operator accounts for the acquisition of an interest in a joint operation that is a business. It requires a joint operator to account for such an acquisition by applying IRFS 3 Business Combinations and other standards, and disclosing the relevant information specified in those IFRSs for business combinations.	No immediate impact but would affect applicable future transactions.	Effective for annual periods beginning on or after January 1, 2016; early application permitted.
Sale or contribution of assets between an investor and its associate or joint venture (amendments to IFRS 10 and IAS 28)	Provides that a full gain or loss will be recognized on the loss of control of a business (whether it is housed in a subsidiary or not) including cases in which the investor retains joint control of, or significant influence over, the investee.	No immediate impact but would affect applicable future transactions.	Effective for annual periods beginning on or after January 1, 2016; early application permitted.
Revenue from contracts with customers (IFRS 15)	New standard on revenue recognition consisting of a single and comprehensive framework for revenue recognition to ensure consistent treatment for all transactions in all industries and capital markets.	May change the timing of revenue recognized from any contracts with a number of discrete performance obligations (multiple-element arrangements), require separate line disclosure of credit losses, and require more extensive disclosures on annual and interim basis.	Effective for annual periods beginning on or after January 1, 2017; early application permitted and to be applied retrospectively.
Financial instruments (IFRS 9)	New standard, replacing IAS 39, which addresses requirements for classification and measurement, impairment, hedge accounting and derecognition of financial assets and liabilities.	May change the measurement of certain financial instruments and the recording of expected credit losses. Capital Power is currently analyzing the requirements to determine how best to apply them, determine system requirements, and develop the required disclosures.	Effective for annual periods beginning on or after January 1, 2018; early application permitted.

Capital Power Corporation Management’s Discussion and Analysis 2014	37

FINANCIAL INSTRUMENTS

The classification, carrying amounts and fair values of financial instruments held at December 31, 2014 and 2013 were as follows:

(unaudited, $ millions)			As at December 31
		Fair value	2014		2013
	Classification	hierarchy level	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	Loans and receivables	N/A	71	71	100	100
Trade and other receivables	Loans and receivables	N/A	177	177	218	218
Derivative financial instruments assets – current and non-current	Financial assets designated at fair value through income or loss	See below	187	187	67	67
Finance lease receivables	Loans and receivables	Level 2	708	726	711	647
Other financial assets	Loans and receivables	Level 2	16	17	34	34

Financial liabilities:
Trade and other payables	Other financial liabilities	N/A	185	185	198	198
Derivative financial instruments liabilities – current and non-current	Financial liabilities designated at fair value through income or loss	See below	74	74	41	41
Loans and borrowings (including current portion)	Other financial liabilities	Level 2	1,586	1,670	1,527	1,561

Risk management and hedging activities

The Company is exposed to changes in energy commodity prices, foreign currency exchange rates and interest rates. The Company uses various risk management techniques, including derivative instruments such as forward contracts, fixed-for-floating swaps, and option contracts, to reduce this exposure. These derivative instruments are recorded at fair value on the statement of financial position except for non-financial derivatives that are entered into and continue to be held for the purpose of receipt or delivery of a non-financial item in accordance with the Company’s expected purchase, sale or usage requirements.

Unrealized changes in the fair value of financial and non-financial derivatives that do not qualify for hedge accounting and non-financial derivatives that do not qualify for the expected purchase, sale or usage requirements of the contract are recognized in net income as revenues or energy purchases and fuel. The corresponding unrealized changes in the fair value of the associated economically hedged exposures are not recognized in income. Accordingly, derivative instruments that are recorded at fair value can produce volatility in net income as a result of fluctuating forward commodity prices, foreign exchange rates and interest rates which are not offset by the unrealized fair value changes of the exposure being hedged on an economic basis. As a result, accounting gains or losses relating to changes in fair values of derivative instruments do not necessarily represent the underlying economics of the hedging transaction.

For example, the Company usually has more physical supply of power in Alberta from its generating stations and power purchased under PPAs than the Company has contracted to physically sell. The Company utilizes financial sales contracts to reduce its exposure to changes in the price of power in Alberta. Economically, the Company benefits from higher Alberta power prices due to the net long position held since the Company’s expected physical supply is in excess of the Company’s physical and financial sales contracts. However, financial sales contracts that are not hedged for accounting purposes are recorded at fair value at each statement of financial position date and the offsetting anticipated future physical supply or economically hedged item is not. Accordingly, an increase in forward Alberta power prices can result in fair value losses for accounting purposes whereas on an economic basis, these losses are offset by unrecognized gains on the physical supply. The economic gains will be recognized in later periods when the power is produced and sold. The opposite is true for forward price decreases in Alberta power.

Capital Power Corporation Management’s Discussion and Analysis 2014	38

The derivative financial instruments assets and liabilities held at December 31, 2014 and 2013 and used for risk management purposes were measured at fair value and consisted of the following:

(unaudited, $ millions)		As at December 31, 2014
	Fair value	Commodity		Foreign	Interest
	hierarchy	cash flow	Commodity	exchange	rate non-
	level	hedges	non-hedges	hedges	hedges	Total
Derivative financial instruments	Level 1	-	-	-	-	-
assets	Level 2	53	109	21	4	187
	Level 3	-	-	-	-	-
		53	109	21	4	187
Derivative financial instruments	Level 1	-	-	-	-	-
liabilities	Level 2	(3)	(66)	-	(5)	(74)
	Level 3	-	-	-	-	-
		(3)	(66)	-	(5)	(74)
Net derivative financial instruments assets (liabilities)		50	43	21	(1)	113

(unaudited, $ millions)		As at December 31, 2013
	Fair value	Commodity		Foreign	Interest
	hierarchy	cash flow	Commodity	exchange	rate non-
	level	hedges	non-hedges	hedges	hedges	Total
Derivative financial instruments	Level 1	-	-	-	-	-
assets	Level 2	29	37	1	-	67
	Level 3	-	-	-	-	-
		29	37	1	-	67
Derivative financial instruments	Level 1	-	-	-	-	-
liabilities	Level 2	(11)	(28)	(1)	(1)	(41)
	Level 3	-	-	-	-	-
		(11)	(28)	(1)	(1)	(41)
Net derivative financial instruments assets (liabilities)		18	9	-	(1)	26

Commodity and foreign exchange derivatives designated as accounting hedges

Unrealized gains and losses for fair value changes on commodity and foreign exchange derivatives that qualify for hedge accounting are recorded in other comprehensive income and, when realized, are reclassified to net income as revenues, energy purchases and fuel or foreign exchange gains and losses.

Commodity and interest rate derivatives not designated as accounting hedges

The change in fair values of commodity derivatives not designated as hedges is primarily due to changes in forward Alberta power prices and their impact on the Alberta power portfolio. Unrealized and realized gains and losses for fair value changes on commodity derivatives that do not qualify for hedge accounting are recorded in net income as revenues or energy purchases and fuel.

Unrealized and realized losses on interest rate derivatives that are not designated as hedges for accounting purposes are recorded in net income as finance expense.

Fair value measurement

Fair values for Level 1 financial assets and liabilities are based on unadjusted quoted prices in active markets for identical instruments while fair values for Level 2 financial assets and liabilities are generally based on indirectly observable prices. The determination of fair values for Level 3 financial assets and liabilities is performed by the Company’s commodity risk group and reviewed by management. These fair values are partly based on the key unobservable inputs of volatilities and correlations of the relative price changes in underlying prices. These volatilities and correlations are estimated using an exponentially-weighted moving average based on historical forward prices. When required, sensitivity analysis for significant Level 3 financial instruments is performed.

Capital Power Corporation Management’s Discussion and Analysis 2014	39

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

As at December 31, 2014, management conducted an evaluation of the design and operation of the Company’s disclosure controls and procedures to provide reasonable assurance that:

(i)	material information relating to the Company is made known to management by others, particularly during the period in which the Company’s annual filings are being prepared, and

(ii)	that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The evaluation took into consideration the Company’s Disclosure Policy and internal sub-certification process, and the functioning of its Disclosure Committee. In addition, the evaluation covered the Company’s processes, systems and capabilities relating to public disclosures and the identification and communication of material information. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are appropriately designed and effective.

As at December 31, 2014, management conducted an evaluation of the design and operation of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s internal controls over financial reporting are appropriately designed and effective.

These evaluations were conducted in accordance with the Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations and the requirements of the Canadian Securities Administrators’ National Instrument 52-109.

Capital Power Corporation Management’s Discussion and Analysis 2014	40

SUMMARY OF QUARTERLY RESULTS

(GWh)	Three months ended

	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Electricity generation	2014	2014	2014	2014	2013	2013	2013	2013
Total generation excluding acquired Sundance PPA	3,204	3,220	2,711	3,241	3,925	4,317	3,746	4,142
Alberta commercial plants and acquired Sundance PPA
Genesee 3	369	473	438	466	463	480	493	481
Keephills 3	433	461	381	399	418	483	296	457
Clover Bar Energy Centre 1, 2 and 3	45	77	66	108	60	45	157	85
Joffre	58	77	71	118	95	109	109	101
Halkirk	146	86	92	138	137	76	118	135
Clover Bar Landfill Gas	3	3	5	3	5	4	4	3
Alberta commercial plants – owned	1,054	1,177	1,053	1,232	1,178	1,197	1,177	1,262
Acquired Sundance PPA	819	673	521	750	710	659	712	691
	1,873	1,850	1,574	1,982	1,888	1,856	1,889	1,953
Alberta contracted plants
Genesee 1	857	854	771	678	842	819	482	807
Genesee 2	856	841	546	832	802	840	704	788
	1,713	1,695	1,317	1,510	1,644	1,659	1,186	1,595
Ontario and British Columbia contracted plants
Island Generation	9	6	-	115	210	14	-	-
Kingsbridge 1	35	14	22	34	37	12	22	37
Port Dover and Nanticoke	91	51	66	93	54	N/A	N/A	N/A
Quality Wind	101	71	80	97	113	68	88	108
	236	142	168	339	414	94	110	145
U.S. contracted plants
Roxboro, North Carolina	74	73	58	39	70	69	57	53
Southport, North Carolina	122	133	115	121	128	117	97	94
Macho Springs, New Mexico	5	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	201	206	173	160	198	186	154	147
U.S. commercial plants
Bridgeport, Connecticut	N/A	N/A	N/A	N/A	326	690	678	913
Rumford, Maine	N/A	N/A	N/A	N/A	10	57	32	25
Tiverton, Rhode Island	N/A	N/A	N/A	N/A	155	434	409	55
	N/A	N/A	N/A	N/A	491	1,181	1,119	993

Capital Power Corporation Management’s Discussion and Analysis 2014	41

(%)	Three months ended

	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Plant availability	2014	2014	2014	2014	2013	2013	2013	2013
Total average plant availability excluding acquired Sundance PPA	94	97	92	94	93	97	86	94
Alberta commercial plants and acquired Sundance PPA
Genesee 3	74	97	96	96	98	100	100	98
Keephills 3	92	100	100	100	99	100	65	98
Clover Bar Energy Centre 1, 2 and 3	90	97	98	97	91	93	99	99
Joffre	82	95	95	100	85	95	94	92
Halkirk	98	91	98	96	99	89	99	98
Clover Bar Landfill Gas	87	58	83	75	98	66	91	97
Alberta commercial plants – owned	87	96	97	98	94	96	91	97
Acquired Sundance PPA	96	85	67	89	89	83	93	97
	91	91	84	94	92	90	92	97
Alberta contracted plants
Genesee 1	100	100	96	83	100	98	61	96
Genesee 2	100	99	66	93	95	100	86	94
	100	99	81	88	98	99	74	95
Ontario and British Columbia contracted plants
Island Generation	100	99	100	100	99	100	100	100
Kingsbridge 1	96	93	97	95	94	95	96	99
Port Dover and Nanticoke	97	98	94	98	95	N/A	N/A	N/A
Quality Wind	98	93	99	95	98	100	98	99
	98	97	98	98	98	99	99	99
U.S. contracted plants
Roxboro, North Carolina	100	100	96	90	98	97	88	94
Southport, North Carolina	88	85	93	99	91	99	94	96
Macho Springs, New Mexico	99	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	92	90	94	96	93	98	92	96
U.S. commercial plants
Bridgeport, Connecticut	N/A	N/A	N/A	N/A	72	93	83	97
Rumford, Maine	N/A	N/A	N/A	N/A	91	100	77	97
Tiverton, Rhode Island	N/A	N/A	N/A	N/A	83	96	93	51
	N/A	N/A	N/A	N/A	79	95	84	86

Capital Power Corporation Management’s Discussion and Analysis 2014	42

Financial results

(unaudited, $ millions)	Three months ended
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
	2014	2014	2014	2014	2013	2013	2013	2013
Revenues
Alberta commercial plants, acquired Sundance PPA and portfolio optimization	189	119	130	188	173	202	198	169
Alberta contracted plants	69	76	58	63	70	80	27	69
Ontario and British Columbia contracted plants	36	21	25	37	33	16	18	25
U.S. contracted plants	22	22	22	17	19	20	17	15
U.S. commercial plants and portfolio optimization	-	-	-	-	23	63	63	78
Corporate [1]	(9)	2	18	2	(9)	(4)	2	(2)
Unrealized changes in fair value of commodity derivatives and emission credits	125	8	(13)	1	18	3	(4)	11
	432	248	240	308	327	380	321	365

Adjusted EBITDA
Alberta commercial plants, acquired Sundance PPA and portfolio optimization	60	49	43	59	57	104	112	79
Alberta contracted plants	41	44	34	42	53	55	7	44
Ontario and British Columbia contracted plants	29	15	18	30	26	9	12	20
U.S. contracted plant	1	3	3	-	1	2	1	1
U.S. commercial plants and portfolio optimization	-	-	-	-	(1)	11	7	4
Corporate	(27)	(25)	(7)	(25)	(34)	(31)	(30)	(26)
Unrealized changes in fair value of commodity derivatives and emission credits	37	5	(13)	7	17	1	(5)	13
	141	91	78	113	119	151	104	135

1	Revenues are offset by interplant category revenue eliminations.

Quarterly revenues, net income and cash flows from operating activities are affected by seasonal weather conditions, fluctuations in U.S. dollar exchange rates relative to the Canadian dollar, power and natural gas prices, and planned and unplanned plant outages and items outside the normal course of operations. Net income is also affected by changes in the fair value of the Company’s power, natural gas, foreign exchange and interest rate derivative contracts.

Capital Power Corporation Management’s Discussion and Analysis 2014	43

Financial highlights

(unaudited, $ millions except per	Three months ended
share amounts)	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
	2014	2014	2014	2014	2013	2013	2013	2013
Revenues	432	248	240	308	327	380	321	365
Adjusted EBITDA [1]	141	91	78	113	119	151	104	135
Net income (loss)	48	(57)	21	38	98	59	23	48
Net income (loss) attributable to shareholders of the Company	39	(45)	20	32	77	44	20	34
Basic earnings (loss) per share ($)	0.40	(0.62)	0.17	0.33	0.89	0.55	0.20	0.44
Normalized earnings per share ($) [1]	0.20	0.12	0.07	0.32	0.40	0.72	0.27	0.36

[1]	The consolidated financial highlights, except for adjusted EBITDA and normalized earnings per share, were prepared in accordance with GAAP. See Non-GAAP Financial Measures.

	Three months ended
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Spot price averages	2014	2014	2014	2014	2013	2013	2013	2013
Alberta power ($ per MWh)	30	64	42	61	49	84	123	65
Alberta natural gas (AECO) ($ per Gj)	3.43	3.81	4.46	5.45	3.33	2.32	3.36	3.03
Capital Power’s Alberta portfolio average realized power price ($ per MWh)	58	56	57	58	64	85	93	69

Factors impacting results for the fourth quarter of 2014

For the quarter ended December 31, 2014, the Company recorded net income attributable to shareholders of $39 million and normalized earnings per share of $0.20 which were significantly lower than the comparable amounts of $77 million and $0.40, respectively, in the fourth quarter of 2013. This decrease in net income attributable to shareholders was primarily due to the 2013 gain on disposal of the North East U.S. subsidiaries. This decrease was partly offset by the impact of increased net unrealized gains in the fair value of commodity derivatives. Comparative normalized earnings per share does not include the impact of the 2013 gain on disposal and the increased net unrealized gains in the fair value of commodity derivatives; thus, the decrease primarily reflects plant operating factors outlined below and a higher number of outstanding common shares in the fourth quarter of 2014.

For the three months ended December 31, 2014, Alberta commercial plants and acquired Sundance PPA electricity generation was consistent with the generation in the same quarter of 2013. This was primarily the result of offsetting plant outages. Genesee 3 experienced a major planned outage of in the fourth quarter of 2014 while the acquired Sundance PPA units underwent an outage in the fourth quarter of 2013. Revenues for the fourth quarter of 2014 increased compared with the same quarter of 2013 primarily due to increased portfolio optimization revenues. During the fourth quarter of 2014, the Company hedged a greater portion of its baseload generation and, therefore, entered more contracts resulting in greater revenues than for the same period of 2013. However, while captured prices realized through portfolio optimization were greater than spot prices during the fourth quarter of 2014, they were not as high as 2013. Lower Alberta commercial plant results were partly offset by the $8 million settlement of a claim with a turbine supplier relating to a component failure at Genesee 3 in 2008.

The Alberta contracted plants achieved strong availability of 100% and 98% in the fourth quarters of 2014 and 2013, respectively. Production increased 69 GWh since there were no outages in the fourth quarter of 2014 comparable to the 2013 fourth quarter maintenance outages at Genesee 2. The combination of increased production and lower prices resulted in consistent revenues for the 2014 and 2013 fourth quarters. However, lower costs were incurred in the fourth quarter of 2013 relating to contractual adjustments to the cost of coal between the three Genesee units, and higher costs were incurred in the fourth quarter of 2014 associated with the wind-up of the Genesee coal mine’s defined benefit pension plan, leading to decreased adjusted EBITDA.

Ontario and British Columbia total generation for the fourth quarter of 2014 was lower than the same period in 2013. This was primarily due to Island Generation which was seldom required by B. C. Hydro to run during the quarter. However, Island Generation’s revenues were not significantly impacted relative to the same period last year since they are based on deemed generation, as established under its contract with B.C. Hydro, which is tied to plant availability. The increase in revenues and adjusted EBITDA for the fourth quarter of 2014 compared to the fourth quarter of 2013 was primarily due to the additional contribution of the Port Dover and Nanticoke windfarm, which commenced operations in November 2013, partly offset by lower generation at Quality Wind.

Capital Power Corporation Management’s Discussion and Analysis 2014	44

During the fourth quarter of 2014, the Company recognized an additional income tax provision of $6 million related to 2014 U.S. tax losses. This adjustment arose from the Company’s annual income tax review that determined that 2014 U.S. tax losses of $24 million could not be recognized for accounting purposes and therefore resulted in an effective tax rate significantly higher than the Canadian statutory rate in the fourth quarter of 2014. These additional tax charges contributed to lower net income and lower normalized earnings attributable to common shareholders for the quarter ended December 31, 2014 compared with the fourth quarter of 2013.

Factors impacting results for the previous quarters

Significant events and items which affected results for the previous quarters were as follows:

Financial results for third quarter 2014 reflected the impact of an extended planned outage and other unplanned outages at the acquired Sundance PPA units and derates at the Keephills 3 plant. The outages occurred primarily in July 2014 coinciding with a period of pricing volatility with Alberta spot power prices in July averaging $122 per MWh compared with $45 per MWh in August 2014 and $24 per MWh in September 2014. With commercial production 100% sold forward in July 2014, the resulting short position was covered at the higher prices. Capital Power’s third quarter 2014 net income was also negatively impacted by a non-cash write-down of deferred tax assets of $73 million. The write-down related to the accounting impact of U.S. income tax loss carryforwards that could no longer be recognized for accounting purposes based on the Company’s long-term forecast for U.S. taxable income.

In the second quarter of 2014, the results for the Alberta commercial plants reflected seasonally low Alberta power prices, lower generation from the acquired Sundance PPA units, and lower generation at Genesee 3 caused by transmission constraints. However, the results for the Alberta contracted plants were positively impacted by lower rolling average pool prices which caused lower availability penalties on outages in the second quarter of 2014 compared with the same quarter in 2013. Capital Power recorded revenues of $20 million arising from the amendment of the Genesee Coal Mine Agreements. The Company announced a 7.9% increase in the annual dividend for holders of its common shares commencing with the third quarter 2014 quarterly dividend payment.

The 2014 first quarter included the first full quarter of operations and results for Capital Power’s Port Dover and Nanticoke wind facility. The Alberta commercial plants’ results were impacted by lower pricing experienced in this quarter compared with first quarter 2013. The impact of lower pricing on the significantly hedged portfolio also reduced portfolio optimization results. Additionally, the Company experienced higher costs of emissions compliance. The Genesee 1 unit within the Alberta contracted plants category experienced a 10-day unplanned outage which dampened results. Depreciation and amortization expense was reduced from prior quarters due to the disposal of the North East U.S. assets.

During the quarter ended December 31, 2013, commercial operations of the Port Dover and Nanticoke wind facility commenced while the sale of the North East U.S. assets was completed resulting in a net capacity decrease of 984 MW. The Company recognized a pre-tax gain of $76 million on the sale of the North East U.S. assets. The results for this quarter also included significant unrealized net gains related to the fair value of commodity derivatives and the impact of improved operating results for the Alberta commercial plants and the Ontario and British Columbia contracted plants.

Results of operations for the third quarter of 2013 were influenced by the Alberta spot power average price of $84 per MWh and unplanned plant maintenance outages in the Alberta market. In particular, the high Alberta power prices favourably impacted the Alberta contracted plants’ results. The Company announced its agreement with Emera Inc. to sell its North East U.S. plants. This decision to exit North East U.S. market was accompanied by the Company’s decision to refocus its merchant power business in Alberta. As a result, the Company recognized a pre-tax impairment loss of $6 million and incurred pre-tax restructuring costs of $9 million in the third quarter of 2013. The purchase of the second tranche of the Company’s interest in Shepard Energy Centre was completed during the quarter.

In the second quarter of 2013, Alberta commercial plants had strong results as power prices were driven higher when the Alberta market experienced several planned and unplanned outages. These positive results were partly offset by the results for Alberta contracted plants since Genesee 1 experienced a planned outage and both Genesee 1 and 2 experienced unplanned outages. These outages decreased production and the significant availability penalties incurred reflected the quarter’s higher Alberta power prices.

The 2013 first quarter included the first full quarter of operations and results for Capital Power’s Quality Wind and Halkirk wind projects. All plants, with the exception of Tiverton in the North East U.S., had relatively strong performance and financial results. Tiverton experienced an outage during the quarter when the maintenance work that was originally scheduled to be performed in the last half of 2013 was completed. The purchase of the first tranche in the Company’s interest in Shepard Energy Centre was completed during the quarter.

Capital Power Corporation Management’s Discussion and Analysis 2014	45

SHARE AND PARTNERSHIP UNIT INFORMATION

Quarterly common share trading information

The Company’s common shares are listed on the Toronto Stock Exchange under the symbol CPX and began trading on June 26, 2009.

	Three months ended
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
	2014	2014	2014	2014	2013	2013	2013	2013
Share price ($/common share)
High	28.17	28.71	26.49	25.81	21.95	22.22	22.55	23.53
Low	24.50	25.75	24.07	20.51	20.30	19.80	19.76	21.02
Close	26.00	26.75	26.36	25.72	21.30	21.26	20.58	21.20

Volume of shares traded (millions)	22.8	19.6	21.7	27.0	23.5	13.2	12.2	14.7

Outstanding share and partnership unit data

As at February 17, 2015, the Company had 83.878 million common shares outstanding, 18.841 million special voting shares outstanding, 5 million Cumulative Rate Reset Preference Shares, Series 1 outstanding, 6 million Cumulative Rate Reset Preference Shares, Series 3, 8 million Cumulative Rate Reset Preference Shares, Series 5, and one special limited voting share outstanding. Assuming full conversion of the outstanding and issuable share purchase options to common shares and the redemption of all outstanding special voting shares in relation to the conversion of all outstanding exchangeable common limited partnership units of CPLP to common shares and ignoring exercise prices, the outstanding and issuable common shares as at February 17, 2015 were 106.448 million. All of the outstanding special voting shares and the outstanding special limited voting share are held by EPCOR.

As at February 17, 2015, CPLP had 21.750 million general partnership units outstanding, 62.112 million common limited partnership units outstanding and 18.841 million exchangeable common limited partnership units outstanding, which are exchangeable for 18.841 million common shares of the Company. All of the outstanding general partnership units and the outstanding common limited partnership units are held, indirectly, by the Company. All of the outstanding exchangeable common limited partnership units are held by EPCOR.

ADDITIONAL INFORMATION

Additional information relating to Capital Power Corporation, including the Company’s annual information form and other continuous disclosure documents, is available on SEDAR at www.sedar.com.

Capital Power Corporation Management’s Discussion and Analysis 2014	46